

ANCORA®

Funds

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund's shareholder reports like this one will no longer be sent by mail, unless you specifically request from your financial intermediary (such as a broker-dealer or bank) or the Fund to receive (free of charge) paper copies of the reports. Instead, the reports will be made available on the Fund's website www.ancorafunds.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by contacting your financial intermediary or, if you are a direct investor, by following the instructions included with paper Fund documents that have been mailed to you.

12/31/2019

ANNUAL REPORT

INTRODUCTION

TABLE OF CONTENTS

1-866-6-ANCORA

Please feel free to dial our toll-free number to speak directly to a knowledgeable representative who can answer any questions or assist you with any issues concerning your account.

www.ancorafunds.com

This report and the financial statements contained herein are provided for the general information of the shareholders of the Ancora Funds. Investors should carefully consider before investing each Fund's investment objective, risks and expenses. For a prospectus, which contains that information and more information about each Fund, please call 866-626-2672 or visit our website at www.ancorafunds.com. Please read it carefully before you invest or send money.

INTRODUCTION

Dear Shareholders:

Thank you for choosing the Ancora Family of Mutual Funds. We have built the Ancora Funds to capitalize on the evolving opportunities in the investment landscape. Our management style centers on building long-term results for the investors of our Funds. While no mutual fund can guarantee performance, the Ancora Funds promise that our investment decisions will be based upon dedicated research and thoughtful execution.

ANCORA INCOME FUND

The Ancora Income Fund Class I had an excellent year in 2019 returning 13.5%, well outpacing its benchmark index, the Barclay's Aggregate Index, which returned 8.7% for the year. Tighter credit spreads for both high yield and lower investment grade credits resulted in higher bond prices in 2019. In addition, lower interest rates across the yield curve also contributed to bond appreciation last year. The portfolio's duration fell slightly to under 4-years (excluding a larger than average cash balance at year end).

The fund remains a mixture of perpetual preferred issues, closed-end and exchange traded bond funds and a few equity/convertible holdings. As long as rates remain low, the yield curve remains relatively flat, and asset prices (equity valuations) remain intact, the fund is well suited to produce attractive relative income and maintain steady unit prices.

The portfolio's current indicated dividend yield remains around 4%, which is quite attractive in this low interest rate environment. Some shorter, preferred holdings nearing maturity that were purchased last year and short-term Treasury fund holdings should help to mitigate the potential higher duration risks associated with the portfolio if longer rates were to increase or the yield curve were to steepen.

ANCORA/THELEN SMALL-MID CAP FUND

For 2019, the Ancora/Thelen Small-Mid Cap Fund Class I and Class S shares advanced 24.9% and 25.2% respectively, trailing the Russell 2500 Index performance of 27.8%. The slight underperformance was due entirely to sector allocation, which more than offset good stock selection. Sector selection weakness was due mostly to an underweight in higher-growth industries and our slight cash holdings that caused a drag in a very strong environment.

From a macro perspective, we had positive stock selection in the majority of sectors with the largest relative contributors being industrials and financials. Best performing stocks were Arconic and Arcosa, both of which were added in 2019. The financial sector was the second-best contributor with the average holding increasing 37.7% versus the respective index return of 26.0%. The outperformance was paced by Cannae Holdings, whose stock advanced more than 117% during the year.

Negatives for the year again included the underweight position in technology and healthcare and, to a lesser extent, stock selection in materials and energy. The materials sector is very small, but relative performance was hurt primarily by weakness in Orion Engineered Carbons and Suncoke Energy. Energy underperformed primarily due to weakness at KLX Energy.

After a very strong year in 2019, small and mid-cap stocks, as a whole, have reached valuations that are approaching the high end by historical standards. Importantly, small and mid-cap value stocks are not nearly as expensive as small and mid-cap growth stocks. This dynamic has historically normalized over time. This should bode well for value stocks and our strategy due to our value orientation.

We will continue to apply our time-tested process of finding stocks that fit into our defined categories; special situations, underfollowed stocks, and franchise companies when the stocks are temporarily cheap. We continue to find opportunities in all three categories, particularly in corporate spinoffs. This focused strategy has worked well in a variety of economic and market environments.

INTRODUCTION

We are extremely mindful of our responsibility to create value for our shareholders. We are committed to working very hard to earn and retain your trust.

ANCORA MICROCAP FUND
The Ancora MicroCap Fund returned 11.1% for 2019, underperforming the Russell Microcap Index, which returned 22.4% for the year. After a short-lived reversion towards value in the third quarter, once again, growth stocks outperformed value stocks in the fourth quarter. For example, the Russell Microcap Value Index posted a return of 10.5%, underperforming the Russell Microcap Growth Index, which posted a 17.7% return, by 7.2% in the fourth quarter.

From an attribution standpoint, our sector allocation detracted from performance during the year. Our underweight to healthcare was the largest detractor, followed by an overweight to energy and underweight to real estate. Somewhat offsetting this was an overweight to technology. Our cash holdings were also a drag on performance.

Security selection also detracted from performance during the year. Despite this, in the long run, we expect that security selection will be a tailwind to performance. The companies that added the most to our performance during the year were: Perma-Fix Environmental, up 287.2%, Telenav, up 158.4% and Maxwell Technologies, up 127.5%. Telenav was sold after the large gains were achieved and sold off significantly after our sale. Maxwell Technologies was acquired by Tesla. The companies that detracted most from performance during the year were: Armstrong Flooring, down 63.9%, FreightCar America, down 69.1% and Richardson Electronics, down 32.6%.

The headwinds to value investing continue to be very stiff. Unfortunately, we cannot predict when this will turn. However, we can say that the difference between growth and value has not been this extended since the TMT (technology, media, telecommunications) bubble circa 2000. Over the long term, academic research has shown that value stocks tend to outperform growth stocks, despite periodic episodes of growth trouncing value. We continue to believe that bargain hunting in the stock market will outperform in the long term. Therefore, despite these challenging times, we are sticking with our disciplined value philosophy and process.

Our philosophy remains unchanged; we are focused on building a portfolio of companies that we believe are trading at a significant discount to their true value. We continue to screen for deeply undervalued stocks with great balance sheets, potential catalysts, and positive signals from insiders. We will execute our philosophy with patience and discipline. Regardless of broad market valuation, we believe an inefficiently followed segment like microcap stocks can always provide fertile ground for new ideas that can outperform the market.

ANCORA SPECIAL OPPORTUNITY FUND
The Ancora Special Opportunity Fund Class I shares returned 29.5% for 2019, underperforming the Wilshire 5000 Index return of 31.0% for the year. At year end, approximately 18% of the fund's holdings were cash or cash equivalents as investments that met the fund's required objectives were more difficult to find.

One of the outstanding securities in the portfolio was Enphase Energy, which rose from approximate $5 per share at the beginning of 2019, to $26 per shares at year end. The company produces microinverters which are used to convert the sun's energy into electricity. Two securities which disappointed were Equus Total Return and Manning & Napier. For the past five years, Equus management has been promising a major event to transform the company, but nothing has transpired. Meanwhile, management has been drawing substantial salaries. In the case of Manning & Napier, an investment management company with assets under management around $20 billion, portfolio performance has been mediocre. The shares traded at $1.74 at year end. Based upon any reasonable calculation of a buyout price, the shares should be worth in excess of $5 per share.

While the Ancora Special Opportunity Fund is an all-cap fund, meaning it can invest in companies of all sizes, the focus is on companies in which anticipated future events might drive the price

INTRODUCTION

higher. These types of events tend to occur in the smaller-capitalization sector of the market, causing the fund's average capitalization to lean towards the small-cap value space.

ANCORA DIVIDEND VALUE EQUITY FUND

Ancora's Dividend Value Equity Fund returned 13.0% since the fund's launch on May 7, 2019, through year-end 2019, outperforming the Russell 1000 Value Index return of 9.8%. Our overweight in technology, along with strong stock selection in health care were contributors while our zero-weight in utilities, underweight in financials as well as stock selection in materials detracted from performance.

Within technology, Apple had a total return of 46.3% since the fund's inception. After a rough start to 2019, the stock rebounded once investors saw traction in the services business and became more confident that it could drive long-term growth. In addition, the outlook also improved for the iPhone and "wearables" businesses. During the fourth quarter, we slightly trimmed our weighting in technology as valuations became a little stretched, but we remain convicted in our holdings long-term. Health care performance was led by Amgen, returning 41.8% during the period. Amgen has a proven track-record in the biotechnology industry, and a number of catalysts including their impressive oncology pipeline and continued ability to drive significant volume growth with their recent acquisition of Otezla.

Our zero-weight in utilities was the largest detractor from relative performance. While we remain mindful of the underweight position, there continues to be a "high hurdle rate" for purchasing companies in the sector. Valuations are not attractive in our view, particularly given the low interest rate environment we are in. The negative effect from stock selection in materials was further amplified by our underweight position. The materials sector has been plagued by weak and uncertain fundamentals, paired with the added headwind of the China trade war. These factors have made it difficult to navigate investing in the sector, and drove a -4.79% total return from DuPont during the period, which was our only holding in the sector at year-end. Looking past the industry uncertainty, we continue to believe DuPont's business optionality as a recent spinoff can unlock significant long-term value for shareholders.

At year-end, the fund's weighted average dividend yield was 2.4%, compared to the 1.9% yield on the 10-year U.S. Treasury. Since our fund launched in May 7 of this year, of our holdings announced a dividend increase with an average growth rate of 13.5%. Our focused portfolio with solid catalysts drove strong outperformance versus the benchmark in 2019. We are confident that our selection in companies that consistently grow their dividend and generate attractive free cash flow margins will be able to navigate market volatility, should economic outlook become less certain, as well as perform well in strong markets.

Bradley Zucker
President, Treasurer
& Secretary

Richard A. Barone
Portfolio Manager

Dan Thelen
Portfolio Manager

Michael Santelli
Portfolio Manager

Sonia Mintun
Portfolio Manager

ANCORA INCOME FUND

INVESTMENT OBJECTIVE:

THE ANCORA INCOME FUND SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Richard A. Barone
Portfolio Manager, Ancora
Advisors

————————————

NET ASSETS:

$36.1 MILLION*

————————————

INCEPTION DATE:

JANUARY 5, 2004

————————————

TICKERS:

CLASS I – AAIIX

————————————

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2019

TOP HOLDINGS: DECEMBER 31, 2019 [d]	
NAME	% OF NET ASSETS
First American Funds Gov't Obligation Class Y 0.89%	14.27%
GDL 4.00% 3/26/25	4.25%
PIMCO Enhanced Short Maturity Active ETF	3.94%
Western Asset/Claymore Inflation-Linked Opportunity	3.83%
Vanguard Short-Term Treasury Index Fund ETF Shares	3.71%
iShares Short Treasury Bond ETF	3.67%
iShares Barclays 1-3 Year Treasury Bond	3.51%
Aberdeen Asia-Pacific Income Fund, Inc.	3.09%
iShares Short Maturity Bond ETF	3.06%
Special Opportunities Fund, Inc. 3.50% 12/31/49	2.65%

SECTOR DIVERSIFICATION: DECEMBER 31, 2019 [d]	
NAME	% OF TOTAL INVESTMENTS
Investment Companies	33.11%
Bonds & Corporate Debt	32.39%
REIT Senior Securities	18.52%
Traditional Preferred	12.57%
Money Market Funds	3.41%

TOTAL RETURNS: DECEMBER 31, 2019 [d]					
	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP [a]
ANCORA INCOME FUND - I.[b]	13.46%	5.50%	5.22%	6.02%	5.27%
BLOOMBERG BARCLAY'S AGG. BOND INDEX[c]	8.72%	4.03%	3.05%	3.74%	4.19%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The Bloomberg Barclay's Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA INCOME FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

*   Inception: 1/5/04

The chart above assumes an initial investment of $10,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2019. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2019

	Shares	Value
Corporate Bond Trust Certificates - 22.19%		
Trust Certificates - 22.19%		
Capital aFin Corp. Convertible Nt 5/31/22	32,600	$ 805,771
Eagle Point Credit Co., Inc. 6.69% 4/30/28	16,000	411,430
Eagle Point Credit Co., Inc. 7.75% 6/30/22	9,689	244,017
Fidus Investment Corp. 6.00% 2/15/24	30,000	787,200
GDL 4.00% 3/26/25	30,000	1,536,300
Great Ajax Corp. 7.25% 4/30/24	18,500	493,580
Great Elm Capital Corp. 6.50% 9/18/22	16,500	416,130
MVC Capital, Inc. 6.25% 11/30/22	34,000	856,120
Oxford Square Capital Corp. 6.25% Notes due 2026	33,000	839,850
Saratoga Invt. Corp. 6.75% 12/30/23 Pfd	11,000	282,150
Special Opportunities Fund, Inc. Convertible 3.50% 12/31/49	37,500	958,500
Stellus Capital Investment Corp. 5.75% 9/15/22	15,059	382,566
		8,013,614
TOTAL CORPORATE BOND TRUST CERTIFICATES (Cost $7,906,622)		8,013,614
Investment Companies - 18.62%		
Bond Shares of Beneficial Interest - 9.74%		
Aberdeen Asia-Pacific Income Fund, Inc.	262,452	1,115,421
MFS Intermediate Income Trust	50,000	190,000
Western Asset/Claymore Inflation-Linked Sec, Inc. Fund	68,000	826,200
Western Asset/Claymore Inflation-Linked Opportunity	120,000	1,384,800
		3,516,421
Senior Securities - 8.89%		
AllianzGI Convertible & Income 5.50% Perp A	20,000	519,000
Gabelli Global Utility and Income Trust 7.00%	18,500	958,300
Gabelli Utility Trust 5.37% 12/31/49	19,700	516,140
Highland Income Fund 5.37% Class A	31,000	786,470
Priority Income Fund, Inc. Pfd Ser B 6.25%	2,000	49,720
Priority Income Fund, Inc., Pfd Ser E 6.37%	15,500	380,525
		3,210,155
ETFs - 21.84%		
Invesco BulletShares 2022 Corporate Bond ETF	15,000	322,350
Invesco BulletShares 2023 Corporate Bond ETF	15,000	319,650
iShares Barclays 1-3 Year Treasury Bond	15,000	1,269,450
iShares Short Maturity Bond ETF	22,000	1,105,500.00
iShares Short Treasury Bond ETF	12,000	1,325,520.00
PIMCO 1-5 Year US TIPS ETF	15,000	785,550
PIMCO Enhanced Short Maturity Active ETF	14,000	1,422,260
Vanguard Short-Term Treasury Index Fund ETF Shares	22,000	1,338,260
		7,888,540
TOTAL INVESTMENT COMPANIES (Cost $14,271,728)		14,615,116

See accompanying notes which are an integral part of the financial statements.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2019 (CONTINUED)

	Shares	Value
Traditional Preferred Securities - 9.47%		
AGNC Investment Corp. 6.87%	26,000	$ 670,280
Air T, Inc., Pfd 8.00%	69,000	173,846
Apollo Global Mgmt LLC Pfd Ser 6.37%	13,500	359,100
Compass Diversified Holdings Pfd Ser C 7.87%	10,000	256,400
Ellington Financial, Inc. 6.75% Pfd	12,000	304,200
Energy Transfer Operating, L.P. 7.60%	10,000	253,200
Equitable Holdings, Inc. 5.25%	3,000	78,300
Oaktree Capital Group 6.55% Series B Pfd	28,500	770,640
OFS Credit Co., Inc. Pfd Ser A 6.87%	5,000	129,050
Priority Income Fund, Inc. Pfd Ser C 6.62%	17,000	426,360
		3,421,376
TOTAL TRADITIONAL PREFERRED SECURITIES (Cost $3,281,795)		3,421,376
REIT Senior Securities - 13.55%		
Braemar Hotels & Resorts, Inc. 5.50% 6/11/20	50,000	950,000
Brookfield Property Partners LP	33,500	869,995
Global Net Lease, Inc. 6.87%	25,000	641,000
Landmark Infrastructure Partners LP	33,000	859,657
New Residential Investment Corp. 7.12%	5,000	129,600
Pebblebrook Hotel Trust Pfd Ser C 6.50%	12,000	304,800
PennyMac Mortgage Investment Trust	15,000	393,300
Summit Hotel Properties, Inc. 6.45% 12/31/49	4,170	107,578
UMH Properties, Inc. 6.37% Perp Pfd	25,500	638,010
		4,893,940
TOTAL REIT SENIOR SECURITIES (Cost $4,605,509)		4,893,940
Money Market Funds - 14.27%		
First American Funds Government Obligation Class Y 0.89% (a)	5,152,004	5,152,004
		5,152,004
TOTAL MONEY MARKET FUNDS (Cost $5,152,004)		5,152,004
TOTAL INVESTMENTS (Cost $35,217,658) 99.95%		36,096,050
Other Assets In Excess of Liabilities - (0.02)%		19,580
TOTAL NET ASSETS - 100.00%		$ 36,115,630

(a) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2019.
See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA/THELEN SMALL-MID CAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Dan Thelen
Managing Director – Small-Mid
Cap Equities, Ancora Advisors
_____

NET ASSETS:

$139.1 MILLION*
_____

INCEPTION DATE:

JANUARY 2, 2013
_____

TICKERS:

CLASS I – AATIX
CLASS S - AATSX
_____

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000
CLASS S – $1,500,000

* As of December 31, 2019

TOP HOLDINGS: DECEMBER 31, 2019 [d]

NAME	% OF NET ASSETS
Arcosa, Inc.	3.36%
Voya Financial, Inc.	3.30%
Arconic, Inc.	2.89%
MDU Resources Group, Inc.	2.69%
Raymond James Financial Services, Inc.	2.54%
PotlatchDeltic Corp.	2.39%
Masco Corp.	2.35%
Henry Schein, Inc.	2.27%
Platform Specialty Products Corp.	2.24%
Park Hotels & Resorts, Inc.	2.20%

SECTOR DIVERSIFICATION: DECEMBER 31, 2019 [d]

NAME	% OF TOTAL INVESTMENTS
Industrials	21.90%
Consumer Discretionary	15.34%
Financials	13.37%
Health Care	10.96%
Real Estate	8.94%
Communication Services	7.47%
Utilities	6.06%
Consumer Staples	4.80%
Information Technology	4.72%
Materials	3.42%
Energy	2.23%
Money Market Funds	0.80%

TOTAL RETURNS: DECEMBER 31, 2019 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	SINCE INCEP[a]
ANCORA/THELEN SMALL-MID CAP FUND – I [b]	24.90%	9.09%	6.54%	10.06%
ANCORA/THELEN SMALL-MID CAP FUND – S [b]	25.24%	9.38%	N/A	6.85%
RUSSELL 2500 INDEX [c]	27.77%	10.33%	8.93%	12.26%

a) Inception data reflects the total return since 01/02/13 for Class I, and Russell 2500 Index and 06/19/2015 for Class S.

b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.

c) The Russell 2500 Index, an unmanaged index, consists of 2500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this Index, your returns would be lower once fees and/or commissions are deducted.

d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA /THELEN SMALL-MID CAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $1,000,000 Investment

* Inception: 1/2/13

The chart above assumes an initial investment of $1,000,000 made on January 2, 2013 (commencement of Fund operations) and held through December 31, 2019. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2019

	Shares	Value
Common Stocks - 99.59%		
Aerospace & Defense - 4.26%		
Arconic, Inc.	130,849	$ 4,026,224
BWX Technologies, Inc. (a)	30,705	1,906,166
		5,932,390
Auto Components - 0.21%		
Tenneco, Inc.	21,830	285,973
		285,973
Biotechnology - 0.29%		
Emergent BioSolutions, Inc. (a)	7,430	400,848
		400,848
Building Products - 2.91%		
Fortune Brands Home & Security, Inc.	11,781	769,771
Masco Corp. (a)	68,237	3,274,694
		4,044,465
Capital Markets - 2.54%		
Raymond James Financial Services, Inc.	39,510	3,534,565
		3,534,565
Chemicals - 2.64%		
Luxfer Holdings PLC	29,869	552,875
Platform Specialty Products Corp. (a)	266,939	3,117,848
		3,670,723
Commercial Services & Supplies - 2.31%		
ACCO Brands Corp. (a)	53,642	502,089
Insurance Auto Auctions, Inc. (a)	17,220	810,373
KAR Auction Services, Inc.	63,130	1,375,603
Kimball International, Inc. (a)	25,150	519,851
		3,207,916
Construction & Engineering - 5.83%		
API Group Corp. (a)	69,530	733,542
Arcosa, Inc.	104,850	4,671,068
Comfort Systems USA, Inc.	54,210	2,702,368
		8,106,978
Construction Materials - 1.19%		
Eagle Materials, Inc.	18,270	1,656,358
		1,656,358
Consumer Finance - 1.89%		
Ally Financial, Inc. (a)	86,034	2,629,199
		2,629,199
Diversified Consumer Services - 0.83%		
WW International, Inc. (a)	30,260	1,156,235
		1,156,235
Diversified Financial Services - 5.41%		
Cannae Holdings, Inc.	79,081	2,941,022
Voya Financial, Inc. (a)	75,254	4,588,989
		7,530,011

See accompanying notes which are an integral part of the financial statements.

SCHEDULE OF INVESTMENTS as of December 31, 2019 (CONTINUED)

	Shares	Value
Diversified Telecommunication Services - 0.76%		
Iridium Communications, Inc. (a)	43,080	$ 1,061,491
		1,061,491
Electrical Equipment - 0.98%		
MasTec, Inc. (a)	11,100	712,176
nVent Electric Plc.	25,360	648,709
		1,360,885
Electrical Equipment, Instruments & Comp - 0.32%		
Kimball Electronics, Inc. (a)	25,295	443,927
		443,927
Energy Equipment & Services-0.3%		
KLX Energy Services Holdings, Inc. (a)	65,187	419,804
		419,804
Equity Real Estate Investment Trusts - 8.98%		
Alpine Income Property Trust, Inc.	36,245	689,742
Cyrusone, Inc. (a)	20,390	1,334,118
Gaming and Leisure Properties, Inc.	48,970	2,108,159
JBG SMITH Properties (a)	49,390	1,970,167
Park Hotels & Resorts, Inc. (a)	118,561	3,067,173
PotlatchDeltic Corp.	76,850	3,325,300
		12,494,659
Food Products - 4.07%		
Nomad Foods, Ltd.	114,762	2,567,226
Post Holdings, Inc. (a)	9,860	1,075,726
TreeHouse Foods, Inc. (a)	41,662	2,020,607
		5,663,559
Gas Utilities - 1.84%		
ONE Gas, Inc. (a)	8,720	815,930
South Jersey Industries, Inc. (a)	30,989	1,022,017
UGI Corp.	15,867	716,554
		2,554,501
Health Care Equipment & Supplies - 3.47%		
Utah Medical Products, Inc. (a)	17,934	1,935,079
Varex Imanging Corp.	24,660	735,115
Varian Medical Systems, Inc.	15,210	2,159,972
		4,830,166
Health Care Providers & Services - 4.93%		
BioTelemetry, Inc.	29,540	1,367,702
Corvel Corp.	11,335	990,226
Henry Schein, Inc. (a)	47,420	3,163,862
The Pennant Group, Inc. (a)	40,652	1,344,362
		6,866,152
Health Care Technology - 0.42%		
Simulations Plus, Inc. (a)	20,335	591,138
		591,138

See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2019 (CONTINUED)

	Shares	Value
Hotels, Restaurants & Leisure - 6.81%		
Brinker International, Inc.	18,568	$ 779,856
Dine Brands Global, Inc.	9,066	757,192
Eldorado Resorts, Inc. (a)	39,819	2,374,805
J. Alexander's Holdings, Inc. C (c)	95,077	908,936
Marriott Vacations Worldwide Corp.	15,350	1,976,466
Wyndham Hotels & Resorts, Inc.	42,740	2,684,499
		9,481,754
Household Products - 0.75%		
Energizer Holdings, Inc. (a)	20,865	1,047,840
		1,047,840
IT Services - 4.42%		
Black Knight, Inc.	17,652	1,138,201
Leidos Holdings, Inc. (a)	30,906	3,025,388
Perspecta, Inc. (a)	74,920	1,980,885
		6,144,474
Independent Power and Renewable - 1.56%		
Vistra Energy Corp.	94,350	2,169,107
		2,169,107
Internet & Catalog Retail - 1.12%		
GCI Liberty, Inc. Class A (a)	21,941	1,554,520
		1,554,520
Internet Software & Services - 0.18%		
Points International, Ltd. (a)	16,276	248,290
		248,290
Leisure Products - 0.73%		
Brunswick Corp.	16,980	1,018,460
		1,018,460
Life Sciences Tools & Services - 1.88%		
Charles River Laboratories International, Inc. (a)	17,150	2,619,834
		2,619,834
Machinery - 4.29%		
Harsco Corp. (a)	17,730	407,967
Pentair Plc (a)	57,691	2,646,286
SPX Corp. (a)	57,295	2,915,170
		5,969,423
Media - 5.62%		
Cumulus Media, Inc. (a)	72,079	1,266,428
iHeartMedia, Inc. (a)	44,210	747,149
Liberty Braves Group Series C	77,809	2,298,478
Liberty SiriusXM Group Series C	36,267	1,745,893
Marchex, Inc.	131,190	495,898
Meredith Corp.	25,880	840,324
ViacomCBS, Inc.	10,000	419,700
		7,813,870
Multi-Utilities -2.69%		
MDU Resources Group, Inc.	125,880	3,739,895
		3,739,895

See accompanying notes which are an integral part of the financial statements.

12

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2019 (CONTINUED)

	Shares	Value
Oil, Gas & Consumable Fuels - 1.93%		
Amplify Energy Corp.	87,440	$ 577,978
Arch Coal, Inc. (a)	7,430	533,028
Cabot Oil & Gas Corp.	90,599	1,577,329
		2,688,335
Specialty Retail - 1.94%		
Citi Trends, Inc.	34,594	799,813
Guess, Inc.	15,000	335,700
Urban Outfitters, Inc. (a)	56,347	1,564,756
		2,700,269
Textiles, Apparel, & Luxury Goods - 4.7%		
Kontoor Brands, Inc.	63,890	2,682,741
Vera Bradley, Inc. (a)	101,195	1,194,101
Wolverine World Wide, Inc.	78,721	2,656,047
		6,532,889
Thrifts & Mortgage Finance - 3.58%		
Columbia Financial, Inc. (a)	177,523	3,007,240
Kearny Financial Corp. (a)	142,606	1,972,241
		4,979,481
Trading Companies & Distributors - 1.02%		
HD Supply Holdings, Inc. (a)	12,360	497,119
Transcat, Inc. (a)	28,925	921,550
		1,418,669
TOTAL COMMON STOCKS (Cost $113,343,784)		138,569,053
Money Market Funds - 0.81%		
First American Funds Government Obligation Class Y 0.89% (b)	1,120,504	1,120,504
		1,120,504
TOTAL MONEY MARKET FUNDS (Cost $1,120,504)		1,120,504
TOTAL INVESTMENTS (Cost $114,464,288) 100.39%		139,689,557
Liabilities In Excess of Other Assets - (0.39)%		(547,830)
TOTAL NET ASSETS - 100.00%		$139,141,727

(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2019.
(c) Adviser owns more than 5% of the outstanding voting shares of the company and is considered an affiliated security.
See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA MICROCAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Michael Santelli
Managing Director – Microcap
Equities, Ancora Advisors

_____

NET ASSETS:

$18.6 MILLION*

_____

INCEPTION DATE:

SEPTEMBER 2, 2008

_____

TICKERS:

CLASS I – ANCIX

_____

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2019

TOP HOLDINGS: DECEMBER 31, 2019 [d]

NAME	% OF NET ASSETS
Vaalco Energy, Inc.	3.17%
Adams Resources & Energy, Inc.	3.07%
Amtech Systems, Inc.	2.95%
Lakeland Industries, Inc.	2.94%
ZAGG, Inc.	2.70%
INTEVAC, Inc.	2.59%
Perma-Fix Environmental Services, Inc.	2.33%
COWEN, Inc.	2.27%
First American Funds Gov't Obligation Class Y 0.89%	2.27%
First Internet Bancorp	2.24%

SECTOR DIVERSIFICATION: DECEMBER 31, 2019 [d]

NAME	% OF TOTAL INVESTMENTS
Information Technology	20.40%
Industrials	18.21%
Financials	16.55%
Consumer Discretionary	12.94%
Energy	12.01%
Materials	5.10%
Health Care	4.71%
Consumer Staples	3.92%
Communication Services	2.27%
Money Market Funds	2.27%
Real Estate	1.61%

TOTAL RETURNS: DECEMBER 31, 2019 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP[a]
ANCORA MICROCAP FUND - I[b]	11.09%	0.58%	1.66%	8.85%	7.57%
RUSSELL MICROCAP INDEX[c]	22.43%	6.39%	6.57%	11.26%	8.25%

a) Inception data reflects the annualized return since 09/02/08.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell Microcap Index measures the performance of the Microcap segment of the U.S. equity market. It makes up less than 3% of the U.S. equity market. It includes 1,000 of the smallest securities in the small-cap Russell 2000 Index based on a combination of their market cap and current index membership. If you were to purchase the securities that make up this index, your return would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA MICROCAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)

Growth of a $10,000 Investment



* Inception: 9/2/08

The chart above assumes an initial investment of $10,000 made on September 2, 2008 (commencement of Fund operations) and held through December 31, 2019. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2019

	Shares	Value
Common Stocks - 97.89%		
Aerospace & Defense - 1.13%		
CPI Aerostructures, Inc. (a)	31,056	$ 209,007
		209,007
Auto Components - 0.64%		
Shiloh Industries, Inc. (a)	33,118	117,900
		117,900
Banks - 6.51%		
County Bancorp, Inc.	13,766	352,823
Customers Bancorp, Inc. (a)	12,260	291,911
First Internet Bancorp (a)	17,523	415,470
Meridian Corp. (a)	7,298	147,347
		1,207,551
Biotechnology - 1.88%		
Pdl Biopharma, Inc. (a)	107,369	348,412
		348,412
Building Products - 0.86%		
Armstrong Flooring, Inc. Common (a)	37,384	159,630
		159,630
Capital Markets - 5.61%		
180 Degree Capital Corp. (a)	152,379	327,615
COWEN, Inc. (a)	26,802	422,131
Diamond Hill Investment Group, Inc.	401	56,324
Donnelley Financial Solutions, Inc. (a)	22,477	235,334
		1,041,404
Chemicals - 1.78%		
Landec Corp. (a)	29,285	331,213
		331,213
Commercial Services & Supplies - 4.28%		
Civeo Corp. (a)	166,926	215,335
HC2 Holdings, Inc. (a)	67,610	146,714
Perma-Fix Environmental Services, Inc. (a)	47,441	431,713
		793,762
Communications Equipment - 2.76%		
Aviat Networks, Inc.	25,892	363,783
PCTEL, Inc.	17,583	148,928
		512,711
Construction & Engineering - 2.36%		
Orion Group Holdings, Inc. (a)	47,831	248,243
Sterling Construction Co., Inc. (a)	13,480	189,798
		438,041
Distributors - 2.05%		
VOXX International Corp. Class A	86,920	380,710
		380,710

SCHEDULE OF INVESTMENTS as of December 31, 2019 (CONTINUED)

	Shares	Value
Diversified Financial Services - 3.99%		
Pico Holdings, Inc.	33,797	$ 375,823
TIPTREE, Inc. (a)	44,791	364,599
		740,422
Diversified Telecommunications - 1.39%		
Alaska Communications Systems Group, Inc.	145,785	258,039
		258,039
Electronic Equipment, Instruments & Components - 5.98%		
Digital Ally, Inc. (a)	20,856	21,273
Iteris, Inc.	21,626	107,914
Key Tronic Corp. (a)	67,259	365,889
Perceptron, Inc.	43,733	240,532
Richardson Electronics Ltd.	66,462	374,181
		1,109,789
Energy Equipment & Services - 5.38%		
Dawson Geophysical Co.	103,262	247,829
Geospace Technologies Corp. (a)	3,665	61,462
Gulf Island Fabrication, Inc. (a)	64,523	327,132
Profire Energy, Inc. (a)	249,796	362,204
		998,627
Food Products - 2.15%		
Coffee Holding Company, Inc. (c)	86,564	398,194
		398,194
Health Care Equipment & Supplies - 1.44%		
Digirad Corp.	13,492	35,079
Invacare Corp. (a)	25,725	232,040
		267,119
Health Care Providers & Services - 1.4%		
Psychemedics Corp.	21,204	194,017
Catasys, Inc. (a)	4,069	66,365
		260,382
Household Durables - 4.3%		
CSS Industries, Inc.	21,474	94,700
Flexsteel Industries, Inc.	10,153	202,248
ZAGG, Inc. (a)	61,794	501,149
		798,097
IT Services - 2.08%		
Computer Task Group, Inc. (a)	74,606	386,459
		386,459
Insurance - 1.04%		
United Insurance Holdings Corp. (a)	15,249	192,290
		192,290
Internet & Direct Marketing Retail - 0.81%		
iMedia Brands, Inc. (a)	37,874	151,117
		151,117

See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2019 (CONTINUED)

	Shares	Value
Internet Software & Services - 1.45%		
Realnetworks, Inc.	34,369	$ 41,243
Synacor, Inc. (a)	149,472	227,197
		268,440
Machinery - 2.34%		
FreightCar America, Inc. (a)	43,263	89,554
LB Foster Co. (a)	12,167	235,796
Twin Disc, Inc. (a)	3,239	35,694
STARRETT L S Co. (a)	12,902	73,799
		434,843
Marine - 2.31%		
Genco Shipping & Trading Ltd.	17,728	188,271
Eagle Bulk Shipping, Inc. (a)	52,099	239,655
		427,926
Media - 0.89%		
Salem Communications Corp. (a)	114,401	164,737
		164,737
Metals & Mining- 5.1%		
Ampco-Pittsburgh Corp. (a)	18,791	56,561
Endeavour Silver Corp.	103,316	248,992
Olympic Steel, Inc. (a)	17,578	314,998
Universal Stainless & Alloy Products, Inc.	21,928	326,727
		947,278
Oil, Gas & Consumable Fuels - 6.65%		
Adams Resources & Energy, Inc. (a)	14,969	569,870
Nacco Industries, Inc.	1,642	76,895
Vaalco Energy, Inc.	264,746	587,736
		1,234,501
Professional Services - 1.21%		
Acacia Research Corp.	84,457	224,656
		224,656
Real Estate Investment Trusts - 1.62%		
Postal Realty Trust, Inc.	17,693	299,896
		299,896
Semiconductors & Semiconductor Equipment - 5.03%		
Amtech Systems, Inc.	76,548	548,084
AXT, Inc.	88,799	386,276
		934,360
Software - 0.54%		
Allot Communications Ltd.	11,707	99,510
		99,510
Specialty Retail - 1.17%		
Tandy Leather Factory, Inc.	37,921	216,529
		216,529
Technology Hardware, Storage & Peripheral - 2.59%		
INTEVAC, Inc. (a)	68,107	480,835
		480,835

See accompanying notes which are an integral part of the financial statements.

SCHEDULE OF INVESTMENTS as of December 31, 2019 (CONTINUED)

	Shares	Value
Textiles, Apparel & Luxury Goods - 4%		
Lakeland Industries, Inc.	50,555	$ 545,994
Movado Group, Inc. (a)	9,018	196,051
		742,045
Thrifts & Mortgage Finance - 1.46%		
Trustco Bank Corp. (a)	31,218	270,660
		270,660
Trading Companies & Distributors - 1.73%		
Houston Wire & Cable Co. (a)	72,841	321,229
		321,229
TOTAL COMMON STOCKS (Cost $20,025,068)		18,168,321
Money Market Funds - 2.27%		
First American Funds Government Obligation Class Y 0.89% (b)	421,477	421,477
		421,477
TOTAL MONEY MARKET FUNDS (Cost $421,477)		421,477
TOTAL INVESTMENTS (Cost $20,446,545) 100.16%		18,589,798
Liabilities In Excess of Other Assets - (0.16)%		(29,656)
TOTAL NET ASSETS - 100.00%		$18,560,142

(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2019.
(c) Adviser owns more than 5% of the outstanding voting shares of the company and is considered an affiliated security.
See accompanying notes which are an integral part of the financial statements.

ANCORA SPECIAL OPPORTUNITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA SPECIAL OPPORTUNITY FUND **SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, BY INVESTING IN COMPANIES WITH THE POTENTIAL FOR SUPERIOR RETURNS.**

PORTFOLIO MANAGER:

Richard A. Barone
Portfolio Manager, Ancora
Advisors
_____

NET ASSETS:

$18.3 MILLION*
_____

INCEPTION DATE:

JANUARY 5, 2004
_____

TICKERS:

CLASS I – ANSIX
_____

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2019

TOP HOLDINGS: DECEMBER 31, 2019 [d]

NAME	% OF NET ASSETS
First American Funds Gov't Obligation Class Y 0.89%	18.12%
Bed Bath & Beyond, Inc.	3.98%
Dividend and Income Fund	3.69%
iShares Russell 2000 Value ETF	3.52%
DuPont de Nemours, Inc.	3.52%
Bristol-Myers Squibb Co.	3.52%
Mace Security International, Inc.	3.42%
iShares Core S&P Mid-Cap ETF	3.38%
Boulder Growth & Income Fund, Inc.	3.23%
Manning & Napier, Inc.	3.09%

SECTOR DIVERSIFICATION: DECEMBER 31, 2019 [d]

NAME	% OF TOTAL INVESTMENTS
Financials	19.19%
Money Market Funds	18.20%
Investment Companies	16.34%
Information Technology	9.06%
Consumer Discretionary	8.35%
Materials	7.68%
Health Care	6.92%
Industrials	6.80%
Energy	3.78%
Communication Services	2.31%
Real Estate	1.38%

TOTAL RETURNS: DECEMBER 31, 2019 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP[a]
ANCORA SPECIAL OPPORTUNITY FUND - I [b]	29.46%	9.81%	8.55%	9.70%	7.27%
WILSHIRE 5000 INDEX [c]	31.02%	14.52%	11.38%	13.44%	9.25%

a) Inception data reflects the annualized return since 01/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Wilshire 5000 Index measures the performance of all U.S. equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA SPECIAL OPPORTUNITY FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $10,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2019. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. *Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA SPECIAL OPPORTUNITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2019

	Shares	Value
Common Stocks - 60.27%		
Aerospace & Defense - 1.78%		
Kratos Defense & Security Solutions, Inc.	18,000	$ 324,180
		324,180
Banks - 4.13%		
Regions Financial Corp. (a)	20,000	343,200
Signature Bank	3,000	409,830
		753,030
Biotechnology - 1.05%		
Opko Health, Inc. (a)	130,000	191,100
		191,100
Building Products - 1.88%		
Alpha Pro Tech, Ltd.	100,000	343,000
		343,000
Capital Markets - 7.51%		
180 Degree Capital Corp. (a)	10,000	21,500
Manning & Napier, Inc. (a)	324,000	563,760
MVC Capital, Inc. (a)	50,000	458,500
PennantPark Investment Corp.	50,000	326,500
		1,370,260
Chemicals - 4.99%		
DuPont de Nemours, Inc.	10,000	642,000
Venator Materials Plc (a)	70,000	268,100
		910,100
Consumer Goods - 0.14%		
Tupperware Brands Corp.	3,000	25,740
		25,740
Diversified Financial Services - 1.62%		
Lincoln National Corp. (a)	5,000	295,050
		295,050
Electrical Equipment - 3.94%		
Associated Capital Group, Inc. (a)	5,000	196,000
Enphase Energy, Inc. (a)	20,000	522,600
		718,600
Electronic Equipment, Instruments & Components - 6.16%		
Iteris, Inc.	100,000	499,000
Mace Security International, Inc. (c)(d)(e)	2,500,000	625,000
		1,124,000
Equity Real Estate Investment Trusts - 1.37%		
Braemar Hotels & Resorts, Inc.	28,000	250,040
		250,040
Machinery - 1.79%		
Rexnord Corp. (a)	10,000	326,200
		326,200

See accompanying notes which are an integral part of the financial statements.

ANCORA SPECIAL OPPORTUNITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2019 (CONTINUED)

	Shares	Value
Media - 2.3%		
Viacom, Inc. Class B (a)	10,000	$ 419,700
		419,700
Metals & Mining - 2.66%		
IAMGOLD Corp. (a)	130,000	484,900
		484,900
Miscellaneous - 0%		
Contra Softbrands, Inc.	40,000	-
		-
Oil, Gas & Consumable Fuels - 5.08%		
Callon Petroleum Co. (a)	50,000	241,500
Ring Energy, Inc. (a)	150,000	396,000
Southwestern Energy Co. (a)	120,000	290,400
		927,900
Pharmaceuticals - 5.74%		
Bristol-Myers Squibb Co.	10,000	641,900
Roche Holding Ltd.	10,000	406,600
		1,048,500
Specialty Retail - 6.98%		
Bed Bath & Beyond, Inc.	42,000	726,600
Office Depot, Inc. (a)	200,000	548,000
		1,274,600
Textiles, Apparel & Luxury Goods - 1.18%		
Lakeland Industries, Inc.	20,000	216,000
		216,000
TOTAL COMMON STOCKS (Cost $8,886,883)		11,002,900
Investment Companies - 21.04%		
Closed-End Funds - 14.13%		
Boulder Growth & Income Fund, Inc.	50,000	589,500
Dividend and Income Fund	50,000	673,000
Equus Total Return, Inc. (a)	302,000	551,120
Firsthand Technology Value Fund, Inc. (a)	50,000	321,500
Special Opportunities Fund, Inc.	6,500	95,745
The Gabelli Global Small and Mid Cap Value Trust	29,500	349,280
		2,580,145
ETFs - 6.91%		
iShares Core S&P Mid-Cap ETF	3,000.000	617,460
iShares Russell 2000 Value ETF	5,000.000	642,900
		1,260,360
TOTAL INVESTMENT COMPANIES (Cost $3,364,637)		3,840,505

See accompanying notes which are an integral part of the financial statements.

23

ANCORA SPECIAL OPPORTUNITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2019 (CONTINUED)

	Shares	Value
Rights - 0.1%		
Bristol-Myers Squibb Co. (a)	6,000	$ 18,060
		18,060
RIGHTS (Cost $13,500)		18,060
Money Market Funds - 18.12%		
First American Funds Government Obligation Class Y 0.89% (b)	3,307,127	3,307,127
		3,307,127
TOTAL MONEY MARKET FUNDS (Cost $3,307,127)		3,307,127
TOTAL INVESTMENTS (Cost $15,572,147) 99.53%		18,168,592
Other Assets In Excess of Liabilities - 0.47%		86,189
TOTAL NET ASSETS - 100.00%		$18,254,781

(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2019.
(c) The Portfolio Manager of this fund serves on the Board of Directors for this company.
(d) A former Portfolio Manager of the MicroCap Fund, that currently acts as a consultant to the adviser, serves on the Board of Directors for this company.
(e) Adviser owns more than 5% of the outstanding voting shares of the company and is considered an affiliated security.
See accompanying notes which are an integral part of the financial statements.

ANCORA DIVIDEND VALUE EQUITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA DIVIDEND VALUE EQUITY FUND SEEKS TO PROVIDE GROWTH OF INCOME AND LONG-TERM CAPITAL APPRECIATION.

PORTFOLIO MANAGERS:

Sonia Mintun
David Sowerby
Tom Kennedy
Portfolio Manager, Ancora Advisors

———————————

NET ASSETS:

$20.8 MILLION*

———————————

INCEPTION DATE:

May 7, 2019

———————————

TICKERS:

CLASS I – ADEIX

———————————

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2019

TOP HOLDINGS: DECEMBER 31, 2019 [d]

NAME	% OF NET ASSETS
First American Funds Gov't Obligation Class Y 0.89%	7.09%
Bank of America Corp.	4.63%
Citizens Financial Group, Inc.	4.49%
Amgen, Inc.	4.42%
JP Morgan Chase & Co.	4.16%
Johnson & Johnson	4.13%
Honeywell International, Inc.	3.99%
Chevron Corp.	3.99%
Nestlé S.A.	3.92%
Marathon Petroleum Corp.	3.71%

SECTOR DIVERSIFICATION: DECEMBER 31, 2019 [d]

NAME	% OF TOTAL INVESTMENTS
Financials	17.02%
Health Care	16.09%
Information Technology	15.27%
Industrials	9.64%
Consumer Staples	9.50%
Consumer Discretionary	7.57%
Energy	7.17%
Money Market Funds	7.08%
Communication Services	7.07%
Real Estate	2.06%
Materials	1.52%

TOTAL RETURNS: DECEMBER 31, 2019 [d]

	ONE MONTH	THREE MONTHS	SIX MONTHS	SINCE INCEP[a]
ANCORA DIVIDEND VALUE EQUITY - I[b]	2.71%	7.91%	10.55%	12.98%
RUSSELL 1000 VALUE INDEX[c]	2.75%	7.41%	8.86%	9.84%

a) Inception data reflects the return since 05/07/2019.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell 1000 Value Index is designed to be a measure of the large and mid-sized capitalization companies in the United States equities market. The index is a composite of roughly 1,000 securities issued by the largest companies in the U.S. in terms of market capitalization. The Russell 1000 Value Index is a subset of the securities found in the Russell 1000.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA DIVIDEND VALUE EQUITY FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $1,000,000 Investment

* Inception: 5/7/2019

The chart above assumes an initial investment of $1,000,000 made on May 7, 2019 (commencement of Fund operations) and held through December 31, 2019. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA DIVIDEND VALUE EQUITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2019

	Shares	Value
Common Stocks - 91.19%		
Aerospace & Defense - 3.39%		
L3Harris Technologies, Inc.	3,575	$ 707,385
		707,385
Banks - 13.28%		
Bank of America Corp.	27,400	965,028
Citizens Financial Group, Inc.	23,035	935,451
JP Morgan Chase & Co.	6,225	867,765
		2,768,244
Beverages - 3.88%		
Diageo Plc	2,350	395,787
PepsiCo, Inc.	3,025	413,427
		809,214
Biotechnology - 4.42%		
Amgen, Inc.	3,825	922,093
		922,093
Capital Markets - 2.23%		
BlackRock, Inc.	925	464,997
		464,997
Chemicals - 2.05%		
DuPont de Nemours, Inc.	6,650	426,930
		426,930
Communications Equipment - 2.58%		
Cisco Systems, Inc.	11,225	538,351
		538,351
Consumer Finance - 1.76%		
Discover Financial Services	4,325	366,846
		366,846
Diversified Telecommunication Services - 3.49%		
AT&T, Inc.	7,975	311,663
Verizon Communications, Inc.	6,775	415,985
		727,648
Electrical Equipment - 2.48%		
Eaton Corp. Plc	5,450	516,224
		516,224
Entertainment - 3.71%		
Disney Walt Co.	5,350	773,771
		773,771
Food Products - 3.92%		
Nestlé S.A.	7,550	817,363
		817,363
Health Care Equipment & Supplies-2.4%		
Medtronic, Inc.	4,400	499,180
		499,180

See accompanying notes which are an integral part of the financial statements.

ANCORA DIVIDEND VALUE EQUITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2019 (CONTINUED)

	Shares	Value
Health Care Providers & Services - 5.54%		
CVS Health Corp.	8,425	$ 625,893
UnitedHealth Group, Inc.	1,800	529,164
		1,155,057
Hotels, Restaurants & Leisure - 3.39%		
McDonald's Corp.	3,575	706,456
		706,456
Household Products - 1.99%		
Procter & Gamble Co.	3,325	415,293
		415,293
IT Services - 2%		
Accenture Plc	1,975	415,876
		415,876
Industrial Conglomerates - 3.99%		
Honeywell International, Inc.	4,700	831,900
		831,900
Oil, Gas & Consumable Fuels - 7.7%		
Chevron Corp.	6,900	831,519
Marathon Petroleum Corp.	12,850	774,212
		1,605,731
Pharmaceuticals - 4.13%		
Johnson & Johnson	5,900	860,633
		860,633
Real Estate Investment Trusts - 2.06%		
Weyerhaeuser Co.	14,250	430,350
		430,350
Semiconductors & Semiconductor Equipment - 3.86%		
Broadcom, Inc.	1,350	426,627
Texas Instruments, Inc.	2,950	378,455
		805,082
Software - 3.25%		
Microsoft Corp.	4,300	678,110
		678,110
Specialty Retail - 2.17%		
The Home Depot, Inc.	2,075	453,138
		453,138
Technology Harware, Storage & Peripheral - 3.59%		
Apple, Inc.	2,550	748,808
		748,808
Textiles, Apparel & Luxury Goods - 2.02%		
NIKE, Inc.	4,150	420,437
		420,437
TOTAL COMMON STOCKS (Cost $17,838,075)		19,865,117

See accompanying notes which are an integral part of the financial statements.

SCHEDULE OF INVESTMENTS as of December 31, 2019 (CONTINUED)

	Shares	Value
Money Market Funds - 7.09%		
First American Funds Government Obligation Class Y 0.89% (b)	1,477,909	$ 1,477,909
		1,477,909
TOTAL MONEY MARKET FUNDS (Cost $1,477,909)		1,477,909
TOTAL INVESTMENTS (Cost $19,315,984) 102.41%		21,343,026
Liabilities In Excess of Other Assets - (2.41)%		(502,068)
TOTAL NET ASSETS - 100.00%		$20,840,958

(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2019.
See accompanying notes which are an integral part of the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of
Ancora Trust

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ancora Trust, comprising Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, Ancora MicroCap Fund, Ancora Special Opportunity Fund, and Ancora Dividend Value Equity Fund (the "Funds"), as of December 31, 2019, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, including the related notes, and the financial highlights for each of the five years in the period then ended for Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, Ancora MicroCap Fund and Ancora Special Opportunity Fund, and the related statements of operations and changes in net assets, including the related notes, and the financial highlights for the period May 7, 2019 (commencement of operations) through December 31, 2019, for Ancora Dividend Value Equity Fund (collectively, for all Funds, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the Funds as of December 31, 2019, the results of their operations, the changes in their net assets, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2019, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers or counterparties were not received. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Funds' auditor since 2004.

Cohen & Company

COHEN & COMPANY, LTD.
Cleveland, Ohio
February 28, 2020

STATEMENTS OF ASSETS & LIABILITIES – As of December 31, 2019

	Ancora Income Fund	Ancora/ Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund	Ancora Dividend Value Equity Fund
Assets					
Investments in securities:					
At Cost	$35,217,658	$113,529,584	$20,078,623	$14,623,210	$19,315,984
At Fair Value	$36,096,050	$138,780,621	$18,191,604	$17,543,592	$21,343,026
Investments in Affiliated Securities:					
At Cost	$ -	$ 934,704	$ 367,922	$ 948,937	$ -
At Fair Value	$ -	$ 908,936	$ 398,194	$ 625,000	$ -
Cash	-	-	500	-	-
Dividends and interest receivable	89,287	187,709	6,191	30,434	12,358
Receivable for investments sold	423,110	649,059	-	136,609	14,190
Shareholder subscription receivable	20,000	3,139	-	20,000	4
Prepaid expenses	13,161	35,170	11,028	10,808	17,320
Total assets	36,641,608	140,564,634	18,607,517	18,366,443	21,386,898
Liabilities					
Payable for investments purchased	459,348	1,205,114	-	74,844	483,046
Shareholder redemptions payable	13,385	70,107	-	1,794	30,000
Payable to advisor	30,481	111,808	27,897	15,545	13,112
Administration fees payable	3,012	11,706	1,597	1,555	1,698
Shareholder servicing fees payable	295	804	158	154	170
Trustee fees payable	1,882	1,903	1,873	1,875	1,873
Accrued expenses	17,575	21,465	15,850	15,895	16,041
Total liabilities	525,978	1,422,907	47,375	111,662	545,940
Net Assets: (unlimited number of shares authorized, no par value)	$36,115,630	$139,141,727	$18,560,142	$18,254,781	$20,840,958
Net Assets consist of:					
Paid in capital	35,175,689	116,400,961	21,219,797	15,534,073	18,736,531
Distributable Earnings (Accumulated Deficit)	939,941	22,740,766	(2,659,655)	2,720,708	2,104,427
Net Assets	$36,115,630	$139,141,727	$18,560,142	$18,254,781	$20,840,958
Class I:					
Net assets applicable to Class I shares	$36,115,630	$ 95,539,206	$18,560,142	$18,254,781	$20,840,958
Shares outstanding (unlimited number of shares authorized, no par value)	4,558,954	6,075,586	1,776,610	2,474,272	1,859,524
Net asset value, offering price, and redemption price per share	$ 7.92	$ 15.73	$ 10.45	$ 7.38	$ 11.21
Minimum Redemption Price Per Share (a) (NAV * 98%)	$ 7.76	$ 15.42	$ 10.24	$ 7.23	$ 10.99
Class S:					
Net assets applicable to Class S shares	$ -	$ 43,602,521	$ -	$ -	$ -
Shares outstanding (unlimited number of shares authorized, no par value)	-	2,714,195	-	-	-
Net asset value, offering price, and redemption price per share	$ -	$ 16.06	$ -	$ -	$ -
Minimum Redemption Price Per Share (a) (NAV * 98%)	$ -	$ 15.74	$ -	$ -	$ -

(a) The Funds will impose a 2.00% redemption fee on shares redeemed within 90 days of purchase.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF OPERATIONS – For the year ended December 31, 2019

	Ancora Income Fund	Ancora/ Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund	Ancora Dividend Value Equity Fund [a]
Investment Income					
Dividend income (b)	$1,592,327	$ 1,602,324	$ 149,300	$ 402,716	$ 294,273
Dividend income from Affiliates	-	30,431	-	-	-
Interest income	16,702	-	-	-	-
Total Income	1,609,029	1,632,755	149,300	402,716	294,273
Expenses					
Investment advisor fee	314,930	1,265,346	191,706	171,690	86,267
Shareholder servicing account expenses Class I	3,149	9,063	1,917	1,717	1,150
Fund accounting expenses	33,094	57,425	23,596	23,592	15,728
Transfer agent expenses	9,275	9,300	9,275	4,174	6,200
Legal expenses	21,596	21,620	23,753	21,577	3,349
Administration expenses	31,493	126,535	19,171	17,169	11,502
Insurance expenses	11,646	11,311	11,312	11,311	-
Custodian expenses	11,583	19,451	7,260	9,157	3,150
Auditing expenses	13,455	13,493	13,491	13,492	11,742
Printing expenses	5,996	6,465	2,780	1,144	928
Trustees expenses	15,067	19,102	14,501	14,229	13,873
Miscellaneous expenses	2,767	7,256	3,612	3,055	1,665
Registration expenses	9,396	32,142	6,710	4,076	5,463
Total Expenses	483,447	1,598,509	329,084	296,383	161,017
Waived Fees	(78,762)	(91,079)	(22,103)	-	(45,994)
Net Expenses	404,685	1,507,430	306,981	296,383	115,023
Net Investment Income (Loss)	1,204,344	125,325	(157,681)	106,333	179,250
Net Realized & Unrealized Gains (Loss)					
Net realized gain (loss) on unaffiliated investment securities	551,649	271,198	(828,038)	1,024,919	60,958
Net realized gain (loss) on affiliated investment securities	-	329,841	25,130	(55,301)	-
Capital gain distributions from investment companies	159	-	-	11,035	-
Net Change in unrealized appreciation on unaffiliated investment securities	2,089,302	26,636,701	2,776,585	2,996,052	2,027,042
Net Change in unrealized appreciation on affiliated investment securities	-	318,360	105,034	(10,372)	-
Net realized and unrealized gain on investment securities	2,641,110	27,556,100	2,078,711	3,966,333	2,088,000
Net increase in net assets resulting from operations	$3,845,454	$27,681,425	$1,921,030	$4,072,666	$2,267,250

(a) For period May 7, 2019 (commencement of operations) through December 31, 2019.
(b) Net of foreign taxes withheld $0, $4,032, $0, $5,137, and $27, respectively
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Income Fund	
	Year Ended December 31, 2019	**Year Ended December 31, 2018**
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 1,204,344	$ 1,147,928
Net realized gain (loss) on unaffiliated investment securities	551,649	(93,378)
Capital gain distributions from investment companies	159	-
Change in net unrealized appreciation (depreciation) on unaffiliated investment securities	2,089,302	(2,133,643)
Net increase (decrease) in net assets resulting from operations	3,845,454	(1,079,093)
Distributions		
From distribution to shareholders - Class I	(1,396,185)	(1,237,773)
From return of capital - Class I	(541,444)	(691,071)
Total distributions	(1,937,629)	(1,928,844)
Capital Share Transactions - Class I		
Proceeds from sale of shares	9,752,067	6,168,693
Shares issued in reinvestment of dividends	1,431,823	1,345,253
Redemption fees	477	586
Shares redeemed	(5,064,882)	(9,584,008)
	6,119,485	(2,069,476)
Net increase (decrease) in net assets resulting from capital share transactions	6,119,485	(2,069,476)
Total increase (decrease) in net assets	8,027,310	(5,077,413)
Net Assets		
Beginning of year	$ 28,088,320	$ 33,165,733
End of year	$ 36,115,630	$ 28,088,320
Capital Share Transactions - I Shares		
Shares sold	1,242,384	793,051
Shares issued in reinvestment of distributions	182,688	172,386
Shares repurchased	(650,655)	(1,229,982)
Net increase (decrease) from capital share transactions	774,417	(264,545)

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora/Thelen Small-Mid Cap Fund	
	Year Ended December 31, 2019	Year Ended December 31, 2018
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 125,325	$ 56,995
Net realized gain on unaffiliated investment securities	271,198	3,920,193
Net realized gain (loss) on affiliated investment securities	329,841	(135,100)
Change in net unrealized appreciation (depreciation) on unaffiliated investment securities	26,636,701	(20,348,938)
Change in net unrealized appreciation (depreciation) on affiliated investment securities	318,360	(677,676)
Net increase (decrease) in net assets resulting from operations	27,681,425	(17,184,526)
Distributions		
From distribution to shareholders - Class I	(47,118)	(5,777,272)
From distribution to shareholders - Class S	(123,812)	(1,713,730)
Total distributions	(170,930)	(7,491,002)
Capital Share Transactions - Class I		
Proceeds from sale of shares	9,888,751	22,607,328
Shares issued in reinvestment of dividends	45,544	5,486,127
Redemption fees	2,166	4,268
Shares redeemed	(15,110,070)	(13,225,439)
	(5,173,609)	14,872,284
Capital Share Transactions - Class S		
Proceeds from sale of shares	14,644,001	25,667,333
Shares issued in reinvestment of dividends	122,012	1,603,271
Shares redeemed	(5,535,586)	(3,046,628)
	9,230,427	24,223,976
Net increase in net assets resulting from capital share transactions	4,056,818	39,096,260
Total increase in net assets	31,567,313	14,420,732
Net Assets		
Beginning of year	$ 107,574,414	$ 93,153,682
End of year	$ 139,141,727	$ 107,574,414
Capital Share Transactions - I Shares		
Shares sold	687,202	1,419,391
Shares issued in reinvestment of distributions	2,886	444,221
Shares repurchased	(1,045,387)	(852,786)
Net increase (decrease) from capital share transactions	(355,299)	1,010,826
Capital Share Transactions - S Shares		
Shares sold	1,008,169	1,594,039
Shares issued in reinvestment of distributions	7,569	127,142
Shares repurchased	(367,262)	(213,607)
Net increase from capital share transactions	648,476	1,507,574

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENT OF CHANGES IN NET ASSETS

	Ancora MicroCap Fund	
	Year Ended December 31, 2019	Year Ended December 31, 2018
Increase (decrease) in Net Assets from Operations		
Net investment loss	$ (157,681)	$ (155,537)
Net realized gain (loss) on unaffiliated investment securities	(828,038)	1,931,711
Net realized gain on affiliated investment securities	25,130	-
Capital gain distributions from investment companies	-	-
Change in net unrealized appreciation (depreciation) on unaffiliated investment securities	2,776,585	(7,388,990)
Change in net unrealized appreciation (depreciation) on affiliated investment securities	105,034	(73,339)
Net increase (decrease) in net assets resulting from operations	1,921,030	(5,686,155)
Distributions		
From distributions to shareholders - Class I	(280,755)	(2,207,399)
Total distributions	(280,755)	(2,207,399)
Capital Share Transactions - Class I		
Proceeds from sale of shares	3,851,523	6,988,977
Shares issued in reinvestment of dividends	274,248	2,163,870
Redemption fees	881	1,093
Shares redeemed	(5,370,950)	(5,118,775)
	(1,244,298)	4,035,165
Net increase (decrease) in net assets resulting from capital share transactions	(1,244,298)	4,035,165
Total increase (decrease) in net assets	395,977	(3,858,389)
Net Assets		
Beginning of year	$ 18,164,165	$ 22,022,554
End of year	$ 18,560,142	$ 18,164,165
Capital Share Transactions - I Shares		
Shares sold	372,726	524,408
Shares issued in reinvestment of distributions	26,219	232,424
Shares repurchased	(523,999)	(418,738)
Net increase (decrease) from capital share transactions	(125,054)	338,094

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENT OF CHANGES IN NET ASSETS

	Ancora Special Opportunity Fund	
	Year Ended December 31, 2019	Year Ended December 31, 2018
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 106,333	$ 88,291
Net realized gain on unaffiliated investment securities	1,024,919	1,291,709
Net realized gain (loss) on affiliated investment securities	(55,301)	-
Capital gain distributions from investment companies	11,035	82,921
Change in net unrealized appreciation (depreciation) on unaffiliated investment securities	2,996,052	(2,931,641)
Change in net unrealized appreciation (depreciation) on affiliated investment securities	(10,372)	(308,863)
Net increase (decrease) in net assets resulting from operations	4,072,666	(1,777,583)
Distributions		
From distribution to shareholders - Class I	(971,580)	(1,496,876)
Total distributions	(971,580)	(1,496,876)
Capital Share Transactions - Class I		
Proceeds from sale of shares	5,232,347	1,667,018
Shares issued in reinvestment of dividends	565,860	1,218,227
Redemption fees	17	1,032
Shares redeemed	(5,075,365)	(2,291,137)
	722,859	595,140
Net increase in net assets resulting		
from capital share transactions	722,859	595,140
Total increase (decrease) in net assets	3,823,945	(2,679,319)
Net Assets		
Beginning of year	$ 14,430,836	$ 17,110,155
End of year	$ 18,254,781	$ 14,430,836
Capital Share Transactions - I Shares		
Shares sold	752,191	228,531
Shares issued in reinvestment of distributions	76,675	203,717
Shares repurchased	(754,691)	(316,264)
Net increase from capital share transactions	74,175	115,984

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENT OF CHANGES IN NET ASSETS

	Ancora Dividend Value Equity Fund
	Period Ended December 31, 2019 [a]
Increase in Net Assets from Operations	
Net investment income	$ 179,250
Net realized gain on unaffiliated investment securities	60,958
Change in net unrealized appreciation on unaffiliated investment securities	2,027,042
Net increase in net assets resulting from operations	2,267,250
Distributions	
From distribution to shareholders - Class I	(162,823)
Total distributions	(162,823)
Capital Share Transactions - Class I	
Proceeds from sale of shares	20,167,349
Shares issued in reinvestment of dividends	161,613
Redemption fees	2,895
Shares redeemed	(1,595,326)
	18,736,531
Net increase in net assets resulting from capital share transactions	18,736,531
Total increase in net assets	20,840,958
Net Assets	
Beginning of period	$ -
End of period	$ 20,840,958
Capital Share Transactions - I Shares	
Shares sold	1,992,012
Shares issued in reinvestment of distributions	14,391
Shares repurchased	(146,879)
Net increase from capital share transactions	1,859,524

(a) For period May 7, 2019 (commencement of operations) through December 31, 2019.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora Income Fund

CLASS I SHARES	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017	Year Ended 12/31/2016	Year Ended 12/31/2015
Selected Per Share Data					
Net asset value, beginning of year	$ 7.42	$ 8.19	$ 8.13	$ 8.15	$ 8.44
Income from investment operations					
Net investment income [a]	0.30	0.30	0.31	0.33	0.34
Net realized and unrealized gain (loss)	0.68	(0.57)	0.26	0.17	(0.06)
Total from investment operations	0.98	(0.27)	0.57	0.50	0.28
Less Distributions to shareholders:					
From net investment income	(0.35)	(0.32)	(0.32)	(0.31)	(0.35)
From net realized gain	-	-	(0.07)	(0.04)	(0.08)
From return of capital	(0.13)	(0.18)	(0.12)	(0.17)	(0.14)
Total distributions	(0.48)	(0.50)	(0.51)	(0.52)	(0.57)
Paid in capital from redemption fees	- [e]	- [e]	- [e]	- [e]	- [e]
Net asset value, end of year	$ 7.92	$ 7.42	$ 8.19	$ 8.13	$ 8.15
Total Return [b]	13.46%	(3.40)%	7.14%	6.21%	3.41%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 36,116	$ 28,088	$ 33,166	$ 19,880	$ 13,814
Ratio of expenses to average net assets [c]	1.28%	1.29%	1.28%	1.28%	1.28%
Ratio of expenses to average net assets before waiver & reimbursement [c]	1.53%	1.49%	1.41%	1.43%	1.42%
Ratio of net investment income (loss) to average net assets [c] [d]	3.82%	3.78%	3.76%	4.04%	4.08%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	3.57%	3.57%	3.63%	3.90%	3.94%
Portfolio turnover rate	103.17%	56.98%	54.84%	76.34%	88.64%

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Amount is less than $0.005.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora/Thelen Small-Mid Cap Fund

CLASS I SHARES	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017	Year Ended 12/31/2016	Year Ended 12/31/2015
Selected Per Share Data					
Net asset value, beginning of year	$ 12.60	$ 15.55	$ 14.04	$ 12.06	$ 13.43
Income from investment operations					
Net investment income [(a)]	0.00 [(e)]	0.00 [(e)]	0.07	0.00 [(e)]	0.01
Net realized and unrealized gain (loss)	3.14	(1.99)	2.61	2.00	(1.26)
Total from investment operations	3.14	(1.99)	2.68	2.00	(1.25)
Less Distributions to shareholders:					
From net investment income	(0.01)	(0.03)	(0.05)	(0.02)	(0.01)
From net realized gain	-	(0.93)	(1.12)	-	(0.11)
From return of capital	-	-	-	-	-
Total distributions	(0.01)	(0.96)	(1.17)	(0.02)	(0.12)
Paid in capital from redemption fees	- [(e)]	- [(e)]	- [(e)]	- [(e)]	- [(e)]
Net asset value, end of year	$ 15.73	$ 12.60	$ 15.55	$ 14.04	$ 12.06
Total Return [(b)]	24.90%	(12.69)%	19.05%	16.58%	(9.30)%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 95,539	$ 81,001	$ 84,308	$ 61,691	$ 51,236
Ratio of expenses to average net assets [(c)]	1.27%	1.27%	1.32%	1.32%	1.31%
Ratio of expenses to average net assets before waiver & reimbursement [(c)]	1.27%	1.27%	1.32%	1.32%	1.31%
Ratio of net investment income (loss) to average net assets [(c)(d)]	0.03%	(0.01)%	0.46%	0.03%	0.09%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [(c)(d)]	0.03%	(0.01)%	0.46%	0.03%	0.09%
Portfolio turnover rate	92.93%	51.97%	60.96%	80.25%	57.12%

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Amount is less than $0.005.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora MicroCap Fund

CLASS I SHARES	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017	Year Ended 12/31/2016	Year Ended 12/31/2015
Selected Per Share Data					
Net asset value, beginning of year	$ 9.55	$ 14.09	$ 12.87	$ 11.20	$ 14.15
Income from investment operations					
Net investment income (loss) [a]	(0.09)	(0.09)	(0.14)	0.03	(0.12)
Net realized and unrealized gain (loss)	1.15	(3.10)	2.46	1.85	(1.09)
Total from investment operations	1.06	(3.19)	2.32	1.88	(1.21)
Less Distributions to shareholders:					
From net investment income	-	-	- [c]	(0.03)	-
From net realized gain	(0.16)	(1.35)	(1.10)	(0.18)	(1.74)
Total distributions	(0.16)	(1.35)	(1.10)	(0.21)	(1.74)
Paid in capital from redemption fees	- [c]	- [c]	- [c]	- [c]	- [c]
Net asset value, end of year	$ 10.45	$ 9.55	$ 14.09	$ 12.87	$ 11.20
Total Return [b]	11.09%	(22.37)%	18.00%	16.73%	(8.61)%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 18,560	$ 18,164	$ 22,023	$ 16,195	$ 14,665
Ratio of expenses to average net assets	1.60%	1.55%	1.60%	1.60%	1.60%
Ratio of expenses to average net assets before waiver & reimbursement	1.72%	1.55%	1.60%	1.65%	1.60%
Ratio of net investment income (loss) to average net assets	(0.82)%	(0.66)%	(0.98)%	0.28%	(0.90)%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	(0.94)%	(0.66)%	(0.98)%	0.22%	(0.90)%
Portfolio turnover rate	25.56%	31.20%	35.15% [d]	13.60%	26.97%

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) Amount is less than $0.005.
(d) Excludes the impact of in-kind transactions.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora Special Opportunity Fund

CLASS I SHARES	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017	Year Ended 12/31/2016	Year Ended 12/31/2015
Selected Per Share Data					
Net asset value, beginning of year	$ 6.01	$ 7.49	$ 6.94	$ 6.18	$ 6.48
Income from investment operations					
Net investment income (loss) [a]	0.04	0.04	(0.03)	(0.01)	0.02
Net realized and unrealized gain (loss)	1.73	(0.85)	1.04	1.07	(0.21)
Total from investment operations	1.77	(0.81)	1.01	1.06	(0.19)
Less Distributions to shareholders:					
From net investment income	(0.04)	(0.04)	-	-	-
From net realized gain	(0.36)	(0.63)	(0.46)	(0.30)	(0.11)
From return of capital	-	-	-	-	-
Total distributions	(0.40)	(0.67)	(0.46)	(0.30)	(0.11)
Paid in capital from redemption fees	- [e]	- [e]	-	-	-
Net asset value, end of year	$ 7.38	$ 6.01	$ 7.49	$ 6.94	$ 6.18
Total Return [b]	29.46%	(10.70)%	14.54%	17.19%	(2.89)%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 18,255	$ 14,431	$ 17,110	$ 3,820	$ 2,930
Ratio of expenses to average net assets [c]	1.73%	1.67%	1.64%	1.73%	1.76%
Ratio of expenses to average net assets before waiver & reimbursement [c]	1.73%	1.67%	1.64%	1.73%	1.76%
Ratio of net investment income (loss) to average net assets [c] [d]	0.62%	0.52%	(0.43)%	(0.10)%	0.24%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	0.62%	0.52%	(0.43)%	(0.10)%	0.24%
Portfolio turnover rate	103.11%	70.99%	100.67%	141.57%	200.23%

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Amount is less than $0.005.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each period

Ancora Dividend Value Equity Fund

CLASS I SHARES	Period Ended 12/31/2019 [(g)]
Selected Per Share Data	
Net asset value, beginning of period	$ 10.00
Income from investment operations	
Net investment income [(a)]	0.11
Net realized and unrealized gain	1.19
Total from investment operations	1.30
Less Distributions to shareholders:	
From net investment income	(0.09)
From net realized gain	-
From return of capital	-
Total distributions	(0.09)
Paid in capital from redemption fees	- [(h)]
Net asset value, end of period	$ 11.21
Total Return [(b)]	12.98% [(f)]
Ratios and Supplemental Data	
Net assets, end of period (000)	$ 20,841
Ratio of expenses to average net assets [(c)]	1.00% [(e)]
Ratio of expenses to average net assets before waiver & reimbursement [(c)]	1.40% [(e)]
Ratio of net investment income (loss) to average net assets [(c) (d)]	1.56% [(e)]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [(c) (d)]	1.16% [(e)]
Portfolio turnover rate	12.54% [(f)]

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized
(f) Not Annualized
(g) For period May 7, 2019 (commencement of operations) through December 31, 2019.
(h) Amount is less than $0.005.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year/period

Ancora/Thelen Small-Mid Cap Fund

CLASS S SHARES	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017	Year Ended 12/31/2016	Period Ended 12/31/2015 [(g)]
Selected Per Share Data					
Net asset value, beginning of year/period	$ 12.86	$ 15.85	$ 14.29	$ 12.23	$ 14.00
Income from investment operations					
Net investment income [(a)]	0.04	0.05	0.12	0.05	0.01
Net realized and unrealized gain (loss)	3.21	(2.06)	2.66	2.03	(1.66)
Total from investment operations	3.25	(2.01)	2.78	2.08	(1.65)
Less Distributions to shareholders:					
From net investment income	(0.05)	(0.05)	(0.10)	(0.02)	(0.01)
From net realized gain	-	(0.93)	(1.12)	-	(0.11)
From return of capital	-	-	-	-	-
Total distributions	(0.05)	(0.98)	(1.22)	(0.02)	(0.12)
Net asset value, end of year/period	$ 16.06	$ 12.86	$ 15.85	$ 14.29	$ 12.23
Total Return [(b)]	25.24%	(12.53)%	19.45%	16.97%	(11.77)% [(f)]
Ratios and Supplemental Data					
Net assets, end of year/period (000)	$ 43,603	$ 26,573	$ 8,846	$ 7,267	$ 3,981
Ratio of expenses to average net assets [(c)]	1.00%	1.00%	1.00%	0.99%	0.99% [(e)]
Ratio of expenses to average net assets before waiver & reimbursement [(c)]	1.25%	1.27%	1.31%	1.31%	1.31% [(e)]
Ratio of net investment income (loss) to average net assets [(c) (d)]	0.29%	0.36%	0.79%	0.34%	0.15% [(e)]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [(c)(d)]	0.04%	0.09%	0.48%	0.01%	(0.16)% [(e)]
Portfolio turnover rate	92.93%	51.97%	60.96%	80.25%	57.12% [(f)]

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized
(f) Not Annualized
(g) For period June 19, 2015 (commencement of operations) through December 31, 2015.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements
December 31, 2019

NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora/Thelen Small-Mid Cap Fund (the "Small-Mid Cap Fund"), Ancora MicroCap Fund (the "MicroCap Fund"), Ancora Special Opportunity Fund (the "Special Opportunity Fund") and Ancora Dividend Value Equity Fund (the "Dividend Value Equity Fund"), (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Small-Mid Cap Fund's investment objective is to obtain capital appreciation in the value of its shares. The MicroCap Fund's investment objective is to obtain capital appreciation in the value of its shares. The Special Opportunity Fund's investment objective is obtaining a high total return through a combination of income and capital appreciation in the value of its shares. The Dividend Value Equity Fund commenced investment operations on May 7, 2019. The Dividend Value Equity Fund's investment objective is to provide growth of income and long-term capital appreciation. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class I and Class S. Class S shares are currently offered in the Small-Mid Cap Fund only. Class I and Class S shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class. Class S and Class I shares are offered continuously at net asset value ("NAV"). Class I shares are subject to shareholder service fees. Class I and Class S shares are subject to a contractual limit on total operating expenses. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor").

The Funds will deduct a 2% redemption fee from redemption proceeds if shares are purchased and then redeemed within 90 days. For the year ended December 31, 2019, the Income Fund – Class I collected $477 in redemption fees. For the year ended December 31, 2019, the Small-Mid Cap Fund – Class I collected $2,166 in redemption fees. For the year ended December 31, 2019, the Microcap Fund – Class I collected $881 in redemption fees. For the year ended December 31, 2019, the Opportunity Fund – Class I collected $17 in redemption fees. For the year ended December 31, 2019, the Small-Mid Cap Fund Class S did not collect any redemption fees. For the period ended December 31, 2019, the Dividend Value Equity Fund Class I collected $2,895 in redemption fees.

Each Fund is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board ("FASB") Accounting Standard Codification Topic 946 *Financial Services – Investment Companies*.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with accounting principles generally accepted in the U.S. ("GAAP").

FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2019

Security Valuation - All investments in securities are recorded at their estimated fair value, as described in Note 3.

Use Of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting year. Actual results could differ from those estimates.

Federal Income Taxes - The Funds' policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of their taxable income to shareholders. Therefore, no federal income tax provision is required. It is the Funds' policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Code. This Internal Revenue Code requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Funds' policy to distribute annually, after the end of the fiscal year, any remaining net investment income and net realized capital gains.

The Funds recognize the tax benefits of certain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Funds' tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed. Funds identify their major tax jurisdiction as U.S. Federal; however the Funds' are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

As of and during the year ended December 31, 2019, the Funds' did not have a liability for any unrecognized tax benefits. The Funds' recognize interest and penalty, if any, related to recognized tax benefits or income tax expense on the Statements of Operations. During the year or period ended December 31, 2019, the Funds' did not incur any interest or penalties.

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The Special Opportunity Fund, MicroCap Fund, Small-Mid Cap Fund, and Dividend Value Equity Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a fund. The permanent reclassifications were mainly due to return of capital distributions, net operating losses and distribution re-designations.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2019

At December 31, 2019 the following reclassifications were made:

	Total Distributable Earnings (Deficit)	Paid in Capital
Income Fund	$ (19,302)	$ 19,302
Small-Mid Cap Fund	$ 45,605	$ (45,605)
MicroCap Fund	$ 157,681	$(157,681)
Special Opportunity Fund	$ -	$ -
Dividend Value Equity Fund	$ -	$ -

Other - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method. Withholding taxes on foreign dividends have been provided for in accordance with the Funds' understanding of the appropriate country's rules and tax rates.

The Funds may hold certain investments which pay dividends to their shareholders based upon available funds from operations. It is possible for these dividends to exceed the underlying investments' taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital. Distributions received from investments in securities that represent a return of capital or capital gains are recorded as a reduction of the cost of investments or as a realized gain, respectively.

Expenses – Expenses incurred by the Trust that do not relate to a specific Fund of the Trust are allocated to the individual Funds based on each Fund's relative net assets or other appropriate basis as determined by the Board.

NOTE 3. SECURITIES VALUATIONS

All investments in securities are recorded at their estimated fair value. The Funds utilize various methods to measure the fair value of most of their investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Funds' own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2019

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements - A description of the valuation techniques applied to the Funds' major categories of assets and liabilities measured at fair value on a recurring basis follows.

Money market funds are generally priced at the ending NAV provided by the service agent of the fund. The money market funds will be categorized as Level 1 within the fair value hierarchy.

Equity securities (common stocks including real estate investment trust senior securities, traditional preferred securities, investment companies, and corporate bond trust certificates) - are valued by using market quotations furnished by a pricing service when the Advisor believes such prices accurately reflect the fair value of such securities. Securities that are traded on any stock exchange are valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is valued by the pricing service at its last bid price. Securities traded in the NASDAQ over-the-counter market are valued by the pricing service at the NASDAQ Official Closing Price. When market quotations are not readily available, when the Advisor determines that the market quotation or the price provided by the pricing service does not accurately reflect the current market value or when restricted or illiquid securities are being valued, such securities are valued at a fair price as determined by the Advisor in good faith, in accordance with guidelines adopted by and subject to review of the Board of Trustees. Manually priced securities held by the Funds (if any) are reviewed by the Board on a quarterly basis. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified in Level 1 within the fair value hierarchy.

Fixed income securities - Fixed income securities are valued by a pricing service when the Advisor believes such prices are accurate and reflect the fair value of such securities. If the Advisor decides that a price provided by the pricing services does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Advisor. Short term investments in fixed income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation. Generally, fixed income securities are categorized as Level 2 within the fair value hierarchy.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2019

The following table summarizes the inputs used to value each Fund's assets measured at fair value as of December 31, 2019:

Income Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Corporate Bond Trust Certificates	$ 8,013,614	$ -	$ -	$ 8,013,614
Investment Companies	14,615,116	-	-	14,615,116
Traditional Preferred Securities	3,421,376	-	-	3,421,376
REIT Senior Securities	4,893,940	-	-	4,893,940
Money Market Funds	5,152,004	-	-	5,152,004
Total	$ 36,096,050	$ -	$ -	$ 36,096,050

Small-Mid Cap Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Common Stocks	$ 138,569,053	$ -	$ -	$ 138,569,053
Money Market Funds	1,120,504	-	-	1,120,504
Total	$ 139,689,557	$ -	$ -	$ 139,689,557

MicroCap Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Common Stocks	$ 18,168,321	$ -	$ -	$ 18,168,321
Money Market Funds	421,477	-	-	421,477
Total	$ 18,589,798	$ -	$ -	$ 18,589,798

Special Opportunity Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Common Stocks	$ 11,002,900	$ -	$ -	$ 11,002,900
Investment Companies	3,840,505	-	-	3,840,505
Rights	18,060			18,060
Money Market Funds	3,307,127	-	-	3,307,127
Total	$ 18,168,592	$ -	$ -	$ 18,168,592

Dividend Value Equity Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Common Stocks	$ 19,865,117	$ -	$ -	$ 19,865,117
Money Market Funds	1,477,909	-	-	1,477,909
Total	$ 21,343,026	$ -	$ -	$ 21,343,026

* The Funds did not hold any Level 3 assets during the year ended December 31, 2019. For more detail on the investments in securities please refer to the Schedules of Investments. The Funds did not hold any derivative investments at any time during the year ended December 31, 2019.

The following table sets forth a summary of the changes in the fair value of each Fund's investments in affiliated issuers for the year ended December 31, 2019:

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2019

Small-Mid Cap Fund

TESSCO Technologies, Inc.	
Balance Beginning at December 31, 2018	$ 936,456
Net Realized Gain on Sale of Investments	321,275
Net Change in Unrealized Appreciation on Investment Securities	179,070
Purchases	-
Sales	(1,436,801)
Balance End at December 31, 2019	$ -
Dividend Income	$ 30,431

J. Alexander's Holdings, Inc.	
Balance Beginning at December 31, 2018	$ 842,653
Net Realized Gain on Sale of Investments	8,566
Net Change in Unrealized Appreciation on Investment Securities	139,290
Purchases	-
Sales	(81,573)
Balance End at December 31, 2019	$ 908,936
Dividend Income	$ -

MicroCap Fund

Mace Security International, Inc.	
Balance Beginning at December 31, 2018	$ 40,343
Net Realized Loss on Sale of Investments	(5,079)
Net Change in Unrealized Appreciation on Investment Securities	6,418
Purchases	-
Sales	(41,682)
Balance End at December 31, 2019	$ -
Dividend Income	$ -

Coffee Holding Company, Inc.	
Balance Beginning at December 31, 2018	$ 277,829
Net Realized Gain on Sale of Investments	30,209
Net Change in Unrealized Appreciation on Investment Securities	98,616
Purchases	87,787
Sales	(96,247)
Balance End at December 31, 2019	$ 398,194
Dividend Income	$ -

FINANCIAL REVIEW

Special Opportunity Fund

Mace Security International, Inc.		
Balance Beginning at December 31, 2018	$	700,000
Net Realized Gain on Sale of Investments		-
Net Change in Unrealized Depreciation on Investment Securities		(75,000)
Purchases		-
Sales		-
Balance End at December 31, 2019	$	625,000
Dividend Income	$	-
Alithya Group, Inc. (Previously Edgewater Technology, Inc.)		
Balance Beginning at December 31, 2018	$	50,415
Net Realized Loss on Sale of Investments		(55,301)
Net Change in Unrealized Appreciation on Investment Securities		64,628
Purchases		-
Sales		(59,742)
Balance End at December 31, 2019	$	-
Dividend Income	$	-

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Trust retains Ancora Advisors LLC to manage the Funds' investments. The Ancora Group, Inc. is the parent company of the Advisor. Ancora Holdings Inc. is the parent company to The Ancora Group, Inc. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions. As compensation for management services, the Income Fund, Small-Mid Cap Fund, MicroCap Fund and Special Opportunity Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. As compensation for management services, the Dividend Value Equity Fund is obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 0.75% of the average daily net assets of the Fund. For the year ended December 31, 2019, the Advisor earned fees of $314,930 from the Income Fund, $1,265,346 from the Small-Mid Cap Fund, $191,706 from the MicroCap Fund, and $171,690 from the Special Opportunity Fund. For the period May 7, 2019 (commencement of operations), through December 31, 2019, the Advisor earned $86,267 from the Dividend Value Equity Fund. At December 31, 2019, payables to the Advisor were $30,481, $111,808, $27,897, $15,545, and 13,112 for the Income Fund, Small-Mid Cap Fund, MicroCap Fund, Special Opportunity Fund, and Dividend Value Equity Fund, respectively.

The Advisor has contractually agreed to waive management fees in order to limit total annual operating expenses (excluding dividend expenses relating to short sales, interest, taxes, brokerage commissions and the cost of acquired fund fees and expenses) for the Income Fund to 1.285% for Class I shares until May 1, 2020, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2019, the Advisor waived management fees of $78,762 for the Income Fund Class I shares. The Advisor has contractually agreed to waive management fees, to the extent

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2019

of management fees, in order to limit total annual operating expenses for the Small-Mid Cap Fund to 1.39% for Class I shares and 1.00% for Class S shares until May 1, 2020, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2019, the Advisor waived management fees of $91,079 for the Small-Mid Cap Fund Class S shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the MicroCap Fund to 1.60% for Class I shares until May 1, 2020, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2019, the Adviser waived management fees of $22,103 for the MicroCap Fund Class I shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Dividend Value Equity Fund to 1.00% for Class I shares until May 1, 2020, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the period May 7, 2019 (commencement of operations), through December 31, 2019, the Adviser waived management fees of $45,994 for the Dividend Value Equity Fund Class I shares. The Advisor is entitled to recover such waived amounts within the same fiscal year in which the Advisor reduced its fee. No recoupment will occur except to the extent that the Funds' expenses, together with the amount recovered, do not exceed the applicable expense limitation within the same fiscal year. The Special Opportunity Fund Class I does not have an expense waiver agreement.

The Funds have entered into an Administration Agreement with The Ancora Group, Inc., an affiliate of the advisor. Pursuant to the Administration Agreement, each of the Funds will pay an administration fee equal to 0.10% of average net assets of each Fund monthly. Under the Administration Agreement, The Ancora Group, Inc. will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities and Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Funds' compliance with such Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the year ended December 31, 2019, The Ancora Group, Inc. earned $31,493 from the Income Fund, $126,535 from the Small-Mid Cap Fund, $19,171 from the MicroCap Fund, and $17,169 from the Special Opportunity Fund. For the period May 7, 2019 (commencement of operations), through December 31, 2019, The Ancora Group, Inc. earned $11,502 from the Dividend Value Equity Fund. As of December 31, 2019, The Ancora Group, Inc. was owed $3,012, $11,706, $1,597, $1,555, and $1,698 by the Income Fund, Small-Mid Cap Fund, MicroCap Fund, Special Opportunity Fund, and Dividend Value Equity Fund, respectively, for administrative services.

The Trust retained Arbor Court Capital LLC (the "Distributor"), to act as the principal distributor of its shares. The Distributor charges $8,000 per year for its services which is paid by the Advisor. Arbor Court is an affiliated entity to the Trust's transfer agent and fund accountant. Pursuant to the Shareholder Services Agreement with The Ancora Group, Inc., each of the Funds will pay a shareholder service fee equal to 0.01% of average net assets of the Class I Shares.

Certain officers of the Trust are also officers or employees of the Advisor or its affiliates. They receive no fee for serving as officers of the Trust.

FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2019

NOTE 5. INVESTMENTS

For the year and period ended December 31, 2019, purchases and sales of investment securities, other than short-term investments, in-kind purchases and sales, and short-term U.S. Government obligations were as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Special Opportunity Fund	Dividend Value Equity Fund
Purchases					
U.S. Government Obligations	$ -	$ -	$ -	$ -	$ -
Other	$ 32,864,507	$120,560,924	$ 4,670,108	$ 15,373,443	$ 19,910,129
Sales					
U.S. Government Obligations	$ -	$ -	$ -	$ -	$ -
Other	$ 30,571,613	$112,242,619	$ 6,339,073	$ 18,251,161	$ 2,133,012

At December 31, 2019, the costs of securities for federal income tax purposes were $35,156,107, $115,406,944, $20,446,545, $15,826,688, and $19,315,984 for the Income Fund, Small-Mid Cap Fund, MicroCap Fund, Special Opportunity Fund, and Dividend Value Equity Fund, respectively.

As of December 31, 2019, the net unrealized appreciation (depreciation) of investments for tax purposes was as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Special Opportunity Fund	Dividend Value Equity Fund
Gross Appreciation	$ 997,122	$ 26,255,780	$ 2,433,643	$ 3,426,333	$ 2,164,343
Gross (Depreciation)	(57,179)	(1,973,167)	(4,290,390)	(1,084,429)	(137,301)
Net Appreciation (Depreciation) Investments	$ 939,943	$ 24,282,613	$(1,856,747)	$ 2,341,904	$ 2,027,042

The difference between book and tax unrealized is mainly attributable to the tax deferral of wash sales and partnership basis adjustments.

NOTE 6. DISTRIBUTIONS TO SHAREHOLDERS
The tax character of distributions paid during year and period ended December 31, 2019 is as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Special Opportunity Fund	Dividend Value Equity Fund
Ordinary income	$ 1,378,494	$ 125,325	$ 119,089	$ 188,193	$ 162,823
Long-term capital gain	17,689	-	161,666	783,387	-
Return of capital	541,444	45,606	-	-	-
	$ 1,937,627	$ 170,931	$ 280,755	$ 971,580	$ 162,823

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2019

The tax character of distributions paid during year ended December 31, 2018 is as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Special Opportunity Fund
Ordinary income	$ 1,185,166	$ 502,299	$ -	$ 187,690
Long-term capital gain	49,195	6,988,703	2,207,399	1,309,186
Return of capital	694,483	-	-	-
	$ 1,928,844	$ 7,491,002	$ 2,207,399	$ 1,496,876

As of December 31, 2019, the following Funds had the following capital loss carryforwards for federal income tax purposes. These capital loss carryforwards may be utilized in future years to offset net realized capital gains, if any, prior to distributing such gains to shareholders and may be carried forward indefinitely retaining their character as short-term and/or long-term.

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Special Opportunity Fund	Dividend Value Equity Fund
Short-Term Capital Loss Carry Forward	$ -	$ (1,541,848)	$ (1,616)	$ -	$ -
Long-Term Capital Loss Carry Forward	-	-	(801,292)	-	-
Total Capital Loss Carry Forward	$ -	$ (1,541,848)	$ (802,908)	$ -	$ -

As of December 31, 2019, the components of distributable earnings on a tax basis were as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Special Opportunity Fund	Dividend Value Equity Fund
Accumulated undistributed ordinary income (loss)	$ -	$ -	$ -	$ 130,238	$ 77,385
Accumulated undistributed capital gain (loss)	-	-	-	248,568	-
Other Accumulated Losses	-	(1,541,848)	(802,908)	-	-
Unrealized appreciation (depreciation)	939,943	24,282,613	(1,856,747)	2,341,903	2,027,042
	$ 939,943	$ 22,740,765	$ (2,659,655)	$ 2,720,709	$ 2,104,427

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2019

NOTE 7. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of December 31, 2019, National Financial Services, LLC. owned, for the benefit of its customers, the following percentages of the outstanding shares:

Income Fund	71.62%
Small-Mid Cap Fund	46.72%
MicroCap Fund	59.42%
Special Opportunity Fund	76.74%
Dividend Value Equity Fund	66.16%

As of December 31, 2019, Charles Schwab & Co., Inc. owned, for the benefit of its customers, the following percentages of the outstanding shares:

MicroCap Fund	34.42%
Dividend Value Equity Fund	27.43%

NOTE 8. SUBSEQUENT EVENTS

The Funds are required to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statements of Assets and Liabilities. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Funds are required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Management has evaluated the impact of all subsequent events on the Funds through the issuance date of these financial statements and has noted no such events requiring accounting or disclosure.

NOTE 9. NEW ACCOUNTING PRONOUNCEMENT

In August 2018, FASB issued ASU 2018-13, *Fair Value Measurement (*Topic 820): *Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement* ("ASU 2018-13"). The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. The changes affect all companies that are required to include fair value measurement disclosures. In general, the amendments in ASU 2018-13 are effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt the removed or modified disclosures upon the issuance of ASU 2018-13 and may delay adoption of the additional disclosures, which are required for public companies only, until their effective date. Early adoption is permitted and the Funds have adopted ASU 2018-13 within these financial statements. There was no material impact to the financial statements due to this adoption.

FINANCIAL REVIEW

Ancora Trust
Additional Information
December 31, 2019

PORTFOLIO HOLDINGS DISCLOSURE POLICY (UNAUDITED)

The Funds' disclose their portfolio holdings in the following manner: (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-Q; (ii) the Funds' form N-Q are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders' (iii) the Funds' Form N-Q may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter' and (v) is available upon request by contacting the Funds in writing or by phone.

PROXY VOTING (UNAUDITED)

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted those proxies during the most recent 12 month period ended June 30, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from the Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED)

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; service fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from July 1, 2019 to December 31, 2019.

Actual Expenses
The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ancora Income Fund	Beginning Account Value	Ending Account Value	Expenses Paid During the Period*
	July 1, 2019	December 31, 2019	July 1, 2019 to December 31, 2019
Actual			
Class I	$1,000.00	$1,037.29	$6.60
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,018.73	$6.54
*Expenses are equal to the Fund's annualized expense ratio of 1.285%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED) (CONTINUED)

Ancora/Thelen Small Mid-Cap Fund	Beginning Account Value July 1, 2019	Ending Account Value December 31, 2019	Expenses Paid During the Period* July 1, 2019 to December 31, 2019
Actual			
Class I	$1,000.00	$1,078.66	$6.50
Class S	$1,000.00	$1,079.46	$5.24
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,018.95	$6.31
Class S	$1,000.00	$1,020.16	$5.09

* Expenses are equal to the Fund's annualized expense ratio of 1.24% and 1.00%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Ancora MicroCap Fund	Beginning Account Value July 1, 2019	Ending Account Value December 31, 2019	Expenses Paid During the Period* July 1, 2019 to December 31, 2019
Actual			
Class I	$1,000.00	$1,058.79	$8.30
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,017.14	$8.13

* Expenses are equal to the Fund's annualized expense ratio of 1.60%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Ancora Special Opportunity Fund Fund	Beginning Account Value July 1, 2019	Ending Account Value December 31, 2019	Expenses Paid During the Period* July 1, 2019 to December 31, 2019
Actual			
Class I	$1,000.00	$1,074.67	$8.26
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,017.24	$8.03

* Expenses are equal to the Fund's annualized expense ratio of 1.58%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Ancora Dividend Value Equity Fund Fund	Beginning Account Value July 1, 2019	Ending Account Value December 31, 2019	Expenses Paid During the Period* July 1, 2019 to December 31, 2019
Actual			
Class I	$1,000.00	$1,105.52	$5.31
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,020.16	$5.09

* Expenses are equal to the Fund's annualized expense ratio of 1.00%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

TRUSTEES & OFFICERS (UNAUDITED)

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

Name, Address and Age	Position(s) Held with the Fund	Term of Office [(1)] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Independent Trustees:					
Frank J. Roddy 29500 Solon Road Solon, OH 44139 58	Trustee	Since April 30, 2019	Retired Executive Vice President of Finance and Administration at Swagelok Company from 2012 until 2018.	5	Member of: Board of Cleveland Central Catholic High School; Northeast Ohio Alumni Advisory Board for Ernst & Young; Cleveland Advisory Board of FM Global; Conrad Companies Board of Advisors; VEC Inc. Advisory Board; and Swagelok Company Advisory Board.
Jennifer A. Rasmussen 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 45	Trustee	Since April 30, 2019	Chief Operating Officer of FSM Capital Management, LLC, since July 2007.	5	None.
Cindy Flynn 1801 East 9th Street Cleveland, OH 44114 55	Trustee	Since April 30, 2019	Executive Vice President & Chief Administrative Officer of New York Community Bancorp., Inc. from 2009 to 2018.	5	Board Member of: Greater Cleveland Sports Commission; University Hospitals Cleveland Medical Center; Rainbow Babies & Children's Foundation; Western Reserve Historical Society; and the Recreation League of Cleveland
Frank DeFino 2181 Enterprise Parkway Twinsburg, OH 44087 65	Trustee	Since June 2014	President and owner of AJD Holding Co. (private equity firm) from 1976 to the present.	5	None.

[(1)] Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor or (ii) the date the trustee dies, resigns or is removed.

For the year ended December 31, 2019, former trustees, Raj Aggarwal, Donald Lerner, and Anne Peterson Ogan, were paid a fee of $3,900. For the year ended December 31, 2019, trustee, Frank DeFino, was paid a fee of $18,900. For the year ended December 31, 2019, trustees, Frank J. Roddy, Jennifer A. Rasmussen, and Cindy Flynn, were paid a fee of $15,000.

Mandatory age retirement was approved at the February 13, 2019 board meeting.

TRUSTEES & OFFICERS (UNAUDITED) (CONTINUED)

Name, Address and Age	Position(s) Held with the Fund	Term of Office [1] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Interested Trustee:					
John Micklitsch [2] 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 50	Trustee	Since April 30, 2019	Chief Investment Officer of Ancora Advisors LLC since 2011; Chief Investment Officer of Ancora Group, Inc. since 2011; Chief Investment Officer of Ancora Holdings Inc. since 2015; Member of the Executive Committee of the Ancora entities since 2010.	5	Board Member of Biltmore Trust
Officers:					
Joseph M. Spidalieri 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 41	Chief Compliance Officer	Since March 1, 2011	Chief Operating Officer of Ancora Holdings Inc. since 2017; Chief Operating Officer of Ancora Advisors LLC since 2017; Chief Compliance Officer of Ancora Advisors LLC until 2017; Chief Compliance Officer of The Ancora Group Inc. since 2011; Chief Compliance Officer of Ancora Holdings Inc. since 2015; Director of Compliance of Ancora Securities, Inc. and Ancora Capital Inc. from 2011 to 2012	5	None.
Bradley A. Zucker 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 46	President & Treasurer Secretary	Since December 4, 2017 Since November 15, 2003	Chief Financial Officer of Ancora Advisors LLC since 2003; Chief Financial Officer of The Ancora Group Inc. since 2010; Chief Financial Officer of Ancora Holdings Inc. since 2015; Chief Financial Officer and Director of Ancora Securities, Inc. from 2001 to 2012; Chief Financial Officer of Ancora Capital Inc. from 2002 to 2012; member of the Executive Committee for the Ancora entities until 2016	5	None.

(1) Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor or (ii) the date the trustee dies, resigns or is removed.

(2) John Micklitsch is considered an “interested person” as defined in Section 2(a)(19) of the 1940 Act by virtue of his affiliation with Ancora Advisors LLC.

PRIVACY POLICY

PRIVACY POLICY	
FACTS	**WHAT DOES ANCORA, WHOSE FAMILY OF COMPANIES INCLUDE ANCORA ADVISORS LLC, ANCORA FAMILY WEALTH ADVISORS, LLC, INVERNESS SECURITIES LLC, ANCORA RETIREMENT PLAN ADVISORS, INC., & ANCORA TRUST ("ANCORA") DO WITH YOUR PERSONAL INFORMATION?**
WHY?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
WHAT?	The types of personal information we collect and share depend on the product or service you have with us. This information may include, but is not limited to, the following: › Social security number › Account Numbers › Risk tolerance › Wire transfer instructions › Income › Contact Information › Transaction history › Investment Experience › Assets › Account Balances
HOW?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons Ancora chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information:	Does Ancora Share?	Can you limit this sharing?
For our everyday business purposes - such as to process your transactions, maintain your accounts(s) or respond to court orders and legal investigations.	Yes	No
For our marketing purposes - to offer our products and services to you.	Yes	No
For joint marketing with other financial companies.	Yes	No
For our affiliates' everyday business purposes - information about your transactions and experiences.	Yes	Yes
For our affiliates' everyday business purposes – information about your creditworthiness.	No	We don't share
For our affiliates to market to you.	Yes	Yes
For non-affiliates to market to you.	No	We don't share

To limit our sharing:	To limit sharing, the Data Protection Officer can be contacted by email at dpo@ancora.net or by mail at: Data Protection Officer, Ancora, 6060 Parkland Boulevard, Suite 200, Cleveland, OH 44124. Please note: Ancora cannot guarantee the security of your Personal Data while it's in transit to us. Therefore, if you choose to contact the Data Protection Officer by email, we advise that you keep Personal Data to a minimum, and in particular that you do not include full account information. If you are a new customer, we can begin sharing your information [30] days from the date we sent this notice. When you are no longer our customer, we continue to share your information as described in this notice. However, you can contact us at any time to limit our sharing.
Questions?	Call Jason Geers at 216-593-5020 or visit www.ancora.net/privacy_policy
eDelivery	To opt out of eDelivery, call Jason Geers at 216-593-5020.

Privacy Policy	Page 2
Who We Are	
Ancora Holdings Inc.	Ancora Holdings, Inc. is an employee owned, Cleveland, Ohio based holding company which wholly owns three separate and distinct SEC Registered Investment Advisers, Ancora Advisors, Inc., Ancora Family Wealth Advisors, LLC and Ancora Retirement Plan Advisors, Inc. and Inverness Securities LLC, a broker dealer. Ancora Advisors LLC specializes in customized portfolio management for individual investors, high net worth investors, investment companies (mutual funds), pooled investments (hedge funds/investment limited partnerships), and institutions such as pension/profit sharing plans, corporations, charitable & "Not-for-Profit" organizations, and unions. Ancora Family Wealth Advisors, LLC is a leading, regional investment and wealth advisor managing assets on behalf families and high net-worth individuals. Ancora Retirement Plan Advisors, Inc. specializes in providing investment guidance and investment management for small and midsize employer sponsored retirement plans. Inverness Securities, LLC is a FINRA registered Broker Dealer. Ancora Trust is the Trust of the Ancora Mutual Funds.
What We Do	
How does Ancora protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does Ancora collect my personal information?	We collect your personal information, for example, when you › Enter into an investment advisory contract › Seek financial advice › Make deposits or withdrawals from your account › Tell us about your investment or retirement portfolio › Give us your employment history
Why can't I limit sharing?	Federal law gives you the right to limit only › sharing for affiliates' everyday business purposes—information about your creditworthiness › affiliates from using your information to market to you › sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing.
Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. › *Ancora does share with our affiliates.*
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. › *Ancora does not share with nonaffiliates so they can market to you.*
Joint Marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. › *Ancora does not jointly market.*

Cayman Island Data Protection Law and GDPR EU Privacy Policy visit www.ancora.net/disclosures

PRIVACY POLICY

INVESTMENT ADVISOR
Ancora Advisors LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124

DISTRIBUTOR
Arbor Court Capital LLC
8000 Town Center Drive, Suite 400
Broadview Heights, Ohio 44147

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen & Company, Ltd.
1350 Euclid Avenue, Suite 800
Cleveland, Ohio 44115

LEGAL COUNSEL
McDonald Hopkins LLC
2100 Bank One Center
600 Superior Avenue E.
Cleveland, Ohio 44114

CUSTODIAN
U.S. Bank N.A.
425 Walnut Street
Cincinnati, Ohio 45202

TRANSFER AGENT
AND FUND ACCOUNTANT
Mutual Shareholder Services, LLC.
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about the Funds and is available upon request at no charge by calling the Fund.

Distributed by Arbor Court Capital LLC Member FINRA/SIPC